




# Charter Financial
CORPORATION



# Annual Report 2001

# Facility Locations



Charter Financial
CORPORATION

Charter
BANK
Solid Solutions We're Building Together


ALABAMA
GEORGIA

## ALABAMA

**Auburn**
Full Service Branch
1605 East University Drive
**334.887.2212**

**Monroeville**
Loan Production Office
27 North Mount Plesant Ave.
**334.575.5446**

**Valley**
Full Service Branch
3500 20th Ave.
**706.645.1391**

Full Service Branch
91 River Road
**706.645.1391**

**Phenix City**
Loan Production Office
1212 Seventh Ave.
Suite C
**334.448.0020**

## GEORGIA

**Newnan**
Loan Production Office
15 Ruth Drive, Suite C
**770.502.9840**

**LaGrange**
Full Service Branch
300 Church Street
**706.884.2666**

**West Point**
Main Office
600 Third Ave.
**706.645.1391**

# Message from the President

If I were playing that word game where someone gives you a subject – like *CharterBank* – and you quickly say the first words that come to your mind, I'd say *growth* and *change.* To me, these words best describe our past fiscal year.

The single most significant event during this period was the initial public offering of company stock last October. Our mutual thrift franchise was transformed into a two-tier mutual holding company structure and a 20% interest in Charter Financial Corporation was sold to the public. The IPO enabled us to realize

# TABLE OF CONTENTS

CharterBank provides a wide range of deposit products, residential mortgage loans, commercial real estate loans and commercial and consumer loans to customers in our service area. We maintain the largest deposit market share in the Valley area of West Point, Georgia, and Valley and Lanett, Alabama. We currently operate five full-service branch offices and three loan production offices, as well as a service corporation subsidiary, Charter Insurance Company.

CharterBank is a strong proponent of the "home town bank" approach to serving each community where we are located and this extends to our role as a corporate citizen in each area. At each of our locations, CharterBank employees are active in community affairs through sponsorship and support of projects and activities, partnering in education with area schools and the volunteerism of our people.

Additionally, our gifting arm – The Charter Foundation – serves each of our branch communities through grants to eligible charitable organizations that perform community outreach. Last year, The Charter Foundation gifted a total of $425,000 in these communities.

Summing it up, CharterBank's last fiscal year has been successful, exhilarating and challenging. We were pleased with the stock offering that was part of our mutual holding company formation and with the opening of our Auburn branch and challenged by the need to balance these happenings with ongoing excellence in daily customer service. We appreciate the contributions of all CharterBank employees to our good year, and we appreciate our customers, whom we serve with pleasure.



Robert L. Johnson
*President and Chief Executive Officer*

# SELECTED FINANCIAL DATA

The summary information presented below at or for each of the years presented is derived in part from the consolidated financial statements of Charter Financial.

| | At September 30, | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 |
| | | | (in thousands) | | |
| **Selected Financial Data:** (1) | | | | | |
| Total assets | $ 894,920 | $ 920,962 | $ 883,686 | $ 709,336 | $ 483,811 |
| Loans receivable, net (2) | 224,591 | 253,467 | 208,456 | 166,360 | 135,256 |
| Investment securities available for sale(3) | 326,614 | 381,590 | 388,704 | 252,830 | 136,838 |
| Freddie Mac common stock & other equities | 302,623 | 251,661 | 242,336 | 261,310 | 185,609 |
| Retail deposits | 163,982 | 144,482 | 153,731 | 100,808 | 89,889 |
| Total deposits | 200,355 | 274,371 | 282,965 | 135,611 | 89,889 |
| Deferred income taxes | 112,379 | 92,120 | 88,869 | 93,681 | 66,671 |
| Total borrowings | 309,424 | 352,219 | 312,867 | 288,638 | 186,925 |
| Total retained earnings | 56,058 | 51,029 | 50,157 | 23,127 | 22,652 |
| Accumulated other comprehensive income(4) | 180,858 | 139,900 | 135,241 | 159,556 | 111,482 |
| Total equity | 236,916 | 190,929 | 185,398 | 182,683 | 134,134 |
| Allowance for loan losses | 5,290 | 6,346 | 5,710 | 2,054 | 1,846 |
| Non-performing assets | 2,746 | 3,461 | 2,211 | 436 | 1,443 |

| | For the Years Ended September 30, | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 |
| | | | (In thousands) | | |
| **Selected Operating Data:** (1) | | | | | |
| Interest and dividend income | $ 48,071 | $ 53,949 | $ 36,741 | $ 28,991 | $ 21,045 |
| Interest expense | 31,645 | 36,647 | 23,341 | 19,409 | 12,757 |
| Net interest income | 16,426 | 17,302 | 13,400 | 9,582 | 8,288 |
| Provision for loan losses | 500 | 1,410 | 240 | 180 | 300 |
| Net interest and dividend income after provision for loan losses | 15,926 | 15,892 | 13,160 | 9,402 | 7,988 |
| Total non-interest income (loss) | 1,652 | 1,949 | 38,749 | (3,307) | 3,606 |
| Total non-interest expenses | 11,416 | 15,943 | 10,749 | 6,622 | 8,326 |
| Income (loss) before provision for Income taxes | 6,162 | 1,898 | 41,160 | (527) | 3,268 |
| Income tax expense (benefit) | 1,406 | 1,260 | 14,333 | (839) | 350 |
| Net income | $ 4,756 | $ 638 | $ 26,827 | $ 312 | $ 2,918 |
| Other comprehensive income (loss), net of tax(5) | $ 40,958 | $ 4,659 | $ (24,314) | $ 48,074 | $ 35,378 |
| Comprehensive income (loss) | $ 45,714 | $ 5,297 | $ 2,513 | $ 48,386 | $ 38,296 |

(1) Reflects assets and liabilities transferred in reorganization of October 16, 2001 and income and expenses related thereto. Refer to note 21 to consolidated financial statements.

(2) Loans are shown net of deferred loan fees and allowance for loan losses and exclude loans held for sale.

(3) Includes all CharterBank investment securities available for sale excluding Freddie Mac common stock.

(4) Consists of unrealized holding gains and losses on Freddie Mac common stock, investments, mortgage-backed securities and collateralized mortgage obligations classified as available for sale, net of income taxes.

(5) Consists of the change in unrealized holding gains or losses on Freddie Mac common stock, investments, mortgage-backed securities, and collateralized mortgage obligations classified as available for sale, net of income taxes.

# About Us

***Charter Financial Corporation*** is the parent company of ***CharterBank***, a full-service community bank and a federal savings institution operating five branches along the I-85 corridor from LaGrange, Ga., to Auburn, Ala. In October 2001, ***Charter Financial Corporation*** and subsidiary ***CharterBank*** were created from our mutual savings and loan association and ***reorganized*** under a mutual holding company structure, with a related initial public offering of the Company's common stock. On a consolidated basis, ***Charter Financial Corporation*** owns 4.655 million shares of Freddie Mac stock. ***CharterBank's*** deposits are insured by the Federal Deposit Insurance Corporation.

## Balance Sheet

At December 31,2001, the Company had total assets of $894.9 million, loans of $224.6 million, Freddie Mac common stock of $302.6 million, mortgage securities of $326.6 million, retail deposits of $164.8 million, and total equity of $236.9 million.

## Locations

***Charter Financial Corporation*** and ***CharterBank*** are headquartered in West Point, Georgia. ***CharterBank*** operates five conveniently located full-service branches on the I-85 corridor from LaGrange, Georgia, to Auburn, Alabama. It also operates mortgage loan production offices in Newnan, Georgia and Phoenix City, Alabama.

## Continuity in a 'Hometown' Setting

***CharterBank*** takes pride in continuing the best traditions of community banking, with a "hometown" staff in each of its locations, so that you can continue to do business with people from your community – people who know you and understand your needs. ***CharterBank*** offers a wide range of banking services. Our branches are conveniently located, with drive-through facilities and hours that make it easy to do business with us. ***CharterBank*** strives to meet customer expectations with speed, accuracy and confidentiality.

## Our Community Role

***CharterBank's*** commitment to hometown banking extends to our role as a corporate citizen in the communities where the Company operates. At each of our locations, ***CharterBank*** and our employees are active in community affairs through sponsorship and support of projects and activities, partnering in education with area schools and the volunteerism of our people.

## The Charter Foundation

Our gifting arm – The Charter Foundation – also serves each of our branch communities through grants to eligible charitable organizations that perform community outreach. Last year, The Charter Foundation gifted a total of $425,000 in these communities.

## History

Our Company originated in 1954 with the intent of helping its neighbors secure loans to buy the *American Dream* … their first home. Over the years, neighbors' dreams have grown and changed, and so has ***CharterBank*** – always working to anticipate and stay ahead of customer banking needs. ***CharterBank*** is here for the long term, and has a strategic plan to guide its growth. It will remain a community-oriented institution, providing individual and small-business customers with value-driven products and services tailored to meet their needs. Today, our Company is clearly set apart by its strong capital position, its part-public, part-mutual-ownership structure and its community partnerships.

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

**General**

CharterBank's results of operations depend primarily on earnings on investments and net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets and the interest we pay on interest-bearing liabilities. Our interest-earning assets consist primarily of residential mortgage loans, commercial mortgage loans, consumer loans, mortgage-related securities, and investment securities, such as our Freddie Mac stock. Interest-bearing liabilities consist primarily of retail and wholesale deposits, repurchase agreements and borrowings from the FHLB of Atlanta. Our balance sheet at September 30, 2001, also contains noninterest-bearing liabilities of approximately $148.2 million, of which $112.4 million represents deferred taxes, principally relating to the unrealized gain on our Freddie Mac stock. Our results of operations also depend on our provision for loan losses, noninterest income and our noninterest expense. Noninterest expense includes salaries and employee benefits, occupancy expenses and other general and administrative expenses. Noninterest income includes gains on sale of loans, service fees and charges.

Our results of operations may also be affected significantly by economic and competitive conditions in our market area and elsewhere, including those conditions that influence market interest rates, government policies and the actions of regulatory authorities. Future changes in applicable laws, regulations or government policies may materially impact us. Furthermore, because our lending activity is concentrated in loans secured by real estate located in Georgia and Alabama, downturns in the regional economy encompassing these states could have a negative impact on our earnings.

**Management Strategy**

In recent years, we have adopted a growth-oriented strategy that has focused on expanding our retail banking operations, using our strong capital position to increase net income by funding the purchase of mortgage-related securities with borrowings and continuing to hold our Freddie Mac stock investment.

Our retail banking strategy is to operate as a well-capitalized community bank dedicated to providing quality services at competitive prices. We have sought to implement this strategy by maintaining our core product offerings, including residential and commercial mortgage loans and a variety of checking and savings deposit products, while at the same time broadening our product lines and services, expanding delivery systems for our customers, and extending our branch network. More specifically, we seek to:

- continue to focus on expanding our residential lending and retail banking franchise and increasing the number of households served within our market area;

- expand our commercial loan and deposit banking products and services for businesses as a means to increase the yield on our loan portfolio, to attract lower cost deposit accounts and increase noninterest income;

- increase convenience to customers as a means to compete for an increased share of our customers' financial-service business; and

- increase the use of our existing alternative delivery channels, such as ATMs and telephone banking and implement new alternative delivery channels, such as Internet banking.

In addition, we offer competitive interest rates to attract new deposits and we attempt to cross sell additional services to our customers as a way of expanding these relationships. We train our employees not only in the technical aspects of their jobs, but also in how to provide outstanding service to customers. We also demonstrate our dedication to our communities through continued support of and donations to The Charter Foundation. We believe that this growth-oriented strategy is best for our long-term success and viability and complements our existing commitment to high quality customer service.

CharterBank's GAAP capital position has allowed us to engage in a second strategy of maximizing net interest income through investment in mortgage-related securities funded with advances from the FHLB and repurchase agreements. The margins involved in this type of wholesale investment strategy are narrower than those of a traditional retail bank due to lower yields on mortgage securities than other retail investments and the higher cost of borrowed funds than traditional retail deposits. While this wholesale strategy has helped to increase net interest income, it also has a negative effect on our interest rate spread and net interest margin. We have recently embarked on a strategy of investing more of the borrowed funds in higher-yielding commercial real estate loans in order to improve our interest rate spread and net interest margin thereby increasing the profitability of our core banking operations.

Our third strategy is to hold our large position of Freddie Mac common stock. This strategy has worked well for us with the total return on Freddie Mac stock averaging better than 20% for the past ten years.

Now that the reorganization is completed, we intend to utilize proceeds from the offering to further the objectives of our growth-oriented strategy. We may also use the offering proceeds to acquire branches from other banks or to make other acquisitions.

**Management of Interest Rate Risk**

As a financial institution, we face risk from interest rate volatility. Fluctuations in interest rates impact both our level of income and expense on a large portion of our assets and liabilities. Fluctuations in interest rates also affect the market value of all interest-earning assets.

The primary goal of our interest rate management strategy is to limit fluctuations in net interest income as interest rates vary up or down. We seek to coordinate asset and liability decisions so that, under changing interest rate scenarios, portfolio equity will remain within an acceptable range.

Our lending activities have emphasized one-to-four family and commercial mortgage loans. Our sources of funds include retail deposits, FHLB advances, repurchase agreements and wholesale deposits. Retail deposits consist primarily of certificates of deposit, which have shorter terms to maturity than the loan portfolio and transaction accounts. Recently, we have employed several strategies to manage the interest rate risk inherent in the asset/liability mix, including but not limited to:

- Selling a majority of the 30-year and 15- year fixed-rate mortgages we originate to the secondary market, generally on a servicing-released basis;
- Maintaining the diversity of our existing loan portfolio through the origination of commercial real estate and consumer loans that typically have variable rates and shorter terms than residential mortgages; and
- Emphasizing investments with adjustable interest rates.
- Increased fixed-rate borrowings from the FHLB.

The actual amount of time before loans are repaid can be significantly impacted by changes in market interest rates. Prepayment rates also vary due to a number of other factors, including the regional economy in the area where the loans were originated, seasonal factors, demographic variables, the assumability of the loans, related refinancing opportunities and competition. We monitor interest rate sensitivity so that we can attempt to adjust our asset and liability mix in a timely manner and thereby minimize the negative effects of changing rates.

We believe that our high level of capital historically has allowed us to support a high level of interest rate risk to enhance long-term income at the cost of increased volatility in the income stream. Our reliance on borrowings rather than deposits presents an interest rate challenge for us. As part of our efforts to address our interest rate risk, during the year ended September 30, 2001, CharterBank reduced its fixed-rate mortgage related investment securities by $126.7 million and replaced them with variable-rate mortgage-related investments. In addition, we replaced variable-rate borrowings with fixed-rate borrowings in 2001 in order to take advantage of the lower interest rate environment.

*Net interest Income Simulation.* We use a simulation model to monitor interest rate risk. This model reports the net interest income at risk primarily under two different interest rate environments. Specifically, an analysis is performed of changes in net interest income assuming changes in interest rates, both up and down 100, 200 and 300 basis points from current rates over the one-year time period following the current financial statement. The table below sets forth, as of September 30, 2001, the estimated changes in net portfolio value that would result from changes in interest rates as indicated over the applicable twelve-month period. With certain interest rates currently below 3.00%, a down 300 calculation does not provide meaningful information

| Change In Rates | Net Portfolio Value<br>$ Amount | <br>$ Change | <br>% Change | Post Shock Capital Ratio |
|---|---|---|---|---|
| | (Dollars in thousands) | | | |
| +300 bp | 213,384 | (20,753) | 8.86% | 25.10% |
| +200 bp | 220,606 | (13,531) | 5.78% | 25.49% |
| +100 bp | 227,248 | (6,889) | 2.94% | 25.75% |
| 0 bp | 234,137 | - | 0.00% | 25.94% |
| -100 bp | 227,751 | (6,386) | 2.73% | 25.02% |
| -200 bp | 206,247 | (27,890) | 11.91% | 22.80% |
| -300 bp | N/A | N/A | N/A | N/A |

The net portfolio value is the capital, the excess of assets over liabilities, after all assets and liabilities are marked to market. The net portfolio value decreases as interest rates increase because our fixed rate assets with long maturities decline in value. The net portfolio value decreases as interest rates decrease because fixed-rate loans and fixed-rate debt securities have a borrower option to prepay and so the assets do not gain value with the reduction in interest rates. At September 30, 2001, fixed-rate investment and mortgage securities comprised $110.4 million or 33.8% of our total portfolio of investment and mortgage securities of $326.6 million. The disparate results on net portfolio value of interest rate increases versus interest rate decreases is sometimes referred to as negative convexity. The post shock capital ratio is the post shock net portfolio value as a percent of total assets.

The effects of interest rates on net portfolio value and net interest income are not predictable. Nevertheless, CharterBank's management does not expect current interest rates to have a material adverse effect on CharterBank's net portfolio value or net interest income in the near future. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market-interest rates, prepayments, and deposit run-offs, and should not be relied upon as indicative of actual results. Certain shortcomings are inherent in these computations. Although some assets and liabilities may have similar maturity or periods of re-pricing, they may react at different times and in different degrees to changes in the market interest rates. Rates on other types of assets and liabilities may lag behind changes in market interest rates. Assets such as adjustable-rate mortgages generally have features that restrict changes in interest rates on a short-term basis and over the life of the asset. After a change in interest rates, prepayments and early withdrawal levels could deviate significantly from those assumed in making calculations set forth above. Additionally, an increased credit risk may result if our borrowers are unable to meet their repayment obligations as interest rates increase.

*Average Balance Sheet and Analysis of Net interest Income.* The following tables depict the significant effect of the Freddie Mac stock on our traditional bank ratios, such as net interest income, net interest rate spread and net interest margin. The tables show these measures with and without the effects of the Freddie Mac stock. Freddie Mac stock had a dividend return on cost basis of approximately 56.5% at September 30, 2001. However, the dividend yield on the market value of the Freddie Mac stock is only 1.2%. The appreciation in the market value of the Freddie Mac stock has created our strong comprehensive income.

Overall, ratios have weakened slightly for the year ended September 30, 2001, as compared to the year ended September 30, 2000, due to the effects of the falling interest rate environment during this time period on our wholesale investment strategy and a 43 basis point increase in the average cost of time deposits as we attempted to grow our core deposit base. We locked in $125.8 million in fixed rate advances to take advantage of the lower interest rate environment during 2001, which helped to decrease the average cost of borrowings by 36 basis points from 2000. However, the lower interest rate environment also increased loan prepayments and lowered the yield on mortgage-related investments by 75 basis points in 2001. The yield on loans receivable increased 5 basis points during the year ended September 30, 2001, compared to the year ended September 30, 2000. This slight increase reflects the shift in the allocation of the loan portfolio as one-to-four family mortgage loans decreased and higher-yielding commercial real estate loans increased from 2000. The cost of deposits increased 9 basis points from 5.30% to 5.39% in comparing 2000 to the year ended September 30, 2001. The increase in the cost of deposits during a time period of falling interest rates is due to our deposit pricing strategy implemented during 2001 that pays higher rates to customers maintaining larger balances. The combination of these rate changes reduced the overall net interest margin by 16 basis points from 1.99% for the year ended September 30, 2000, to 1.83% for the year ended September 30, 2001.

In the table below, we derived the yields and costs by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods shown. We derived average balances from actual daily balances over the periods indicated. Interest income includes the recognition of certain fees over the lives of the underlying loans.

## Average Balances of Assets and Liabilities

| | For the Years Ended September 30, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2001 | | | 2000 | | | 1999 | | |
| | Average Balance | Interest | Average Yield/ Cost | Average Balance | Interest | Average Yield/ Cost | Average Balance | Interest | Average Yield/ Cost |
| | (Dollars in thousands) | | | | | | | | |
| **Assets:** | | | | | | | | | |
| **Interest-earning assets:** | | | | | | | | | |
| Interest-bearing deposits in other Financial institutions | $ 7,213 | $ 344 | 4.77% | $ 2,625 | $ 159 | 6.06% | $ 3,053 | $ 148 | 4.85% |
| FHLB common stock and other equity | 12,486 | 899 | 7.20 | 12,660 | 971 | 7.67 | 10,059 | 736 | 7.32 |
| Mortgage-backed securities and collateralized mortgage obligations available for sale | 328,648 | 21,150 | 6.44 | 381,924 | 27,477 | 7.19 | 261,272 | 16,592 | 6.35 |
| Other investment securities available for sale | 9,866 | 652 | 6.61 | 18,152 | 1,194 | 6.58 | 26,218 | 1,524 | 5.81 |
| Loans receivable | 243,243 | 21,442 | 8.82 | 240,401 | 21,076 | 8.77 | 180,772 | 15,015 | 8.31 |
| Total interest-earning assets excluding Freddie Mac common stock | 601,455 | 44,487 | 7.40 | 655,762 | 50,877 | 7.76 | 481,374 | 34,015 | 7.07 |
| Freddie Mac common stock | 297,834 | 3,584 | 1.20 | 214,076 | 3,072 | 1.44 | 283,504 | 2,726 | 0.96 |
| Total interest-earning assets including Freddie Mac common stock | 899,289 | 48,071 | 5.35 | 869,838 | 53,949 | 6.20 | 764,878 | 36,741 | 4.83 |
| Total non-interest earning assets | 18,690 | – | – | 22,656 | – | – | 10,582 | – | – |
| Total assets | $ 917,980 | $ 48,071 | | $892,494 | $ 53,949 | | $775,460 | $ 36,741 | |
| **Liabilities and Equity:** | | | | | | | | | |
| **Interest-bearing liabilities:** | | | | | | | | | |
| NOW accounts | 14,512 | 249 | 1.72 | 13,717 | 282 | 2.06 | 6,601 | 128 | 1.94 |
| Savings accounts | 8,261 | 161 | 1.95 | 8,585 | 275 | 3.20 | 6,503 | 292 | 4.49 |
| Money market deposit accounts | 14,254 | 565 | 3.96 | 10,063 | 483 | 4.80 | 8,189 | 321 | 3.92 |
| Certificates of deposit accounts | 162,222 | 9,762 | 6.02 | 230,482 | 12,892 | 5.59 | 177,416 | 9,682 | 5.46 |
| Total interest-bearing deposits | 199,249 | 10,737 | 5.39 | 262,847 | 13,932 | 5.30 | 198,709 | 10,423 | 5.25 |
| Borrowed funds | 357,098 | 20,908 | 5.85 | 365,745 | 22,715 | 6.21 | 247,914 | 12,918 | 5.21 |
| Total interest-bearing liabilities | 556,347 | 31,645 | 5.69 | 628,592 | 36,647 | 5.83 | 446,623 | 23,341 | 5.23 |
| Non-interest-bearing deposits | 8,516 | – | – | 8,472 | – | – | 3,411 | – | – |
| Other non-interest-bearing liabilities | 124,365 | – | – | 86,297 | – | – | 114,127 | – | – |
| Total non-interest-bearing liabilities | 132,881 | – | – | 94,769 | – | – | 117,538 | – | – |
| Total liabilities | 689,228 | 31,645 | 4.59 | 723,361 | 36,647 | 5.02 | 564,161 | 23,341 | 4.08 |
| Total equity | 228,752 | – | | 169,133 | – | | 211,299 | – | |
| Total liabilities and equity | $ 917,980 | $ 31,645 | | $ 892,494 | $ 36,647 | | $775,460 | $23,341 | |
| Net interest income, including Freddie Mac common stock | | $ 16,426 | | | $ 17,302 | | | $ 13,400 | |
| Net interest rate spread, including Freddie Mac common stock(1) | | | (0.34%) | | | .37% | | | (0.42)% |
| Net interest margin, including Freddie Mac common stock(2) | | | 1.83% | | | 1.99% | | | 1.72% |
| Ratio of interest-earning assets to average Interest-bearing liabilities, including Freddie Mac common stock | 161.64% | | | 138.38% | | | 176.38% | | |
| Net interest income excluding Freddie Mac common stock dividends | | $ 12,842 | | | $ 14,230 | | | $ 10,674 | |
| Net interest rate spread excluding Freddie Mac common stock(3) | | | 1.71% | | | 1.93% | | | 1.84% |
| Net interest rate margin excluding Freddie Mac common stock (4) | | | 2.14% | | | 2.17% | | | 2.22% |
| Ratio of interest-earning assets to average Interest-bearing liabilities, excluding Freddie Mac common stock | 108.11% | | | 104.32% | | | 107.78% | | |

1) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest bearing liabilities.

(2) Net interest margin represents net interest income as a percentage of average interest-earning assets.

(3) Net interest rate spread excluding Freddie Mac common stock represents the difference between the weighted average yield on total interest-earning assets excluding Freddie Mac common stock and the weighted average cost of interest-bearing liabilities.

(4) Net interest margin excluding Freddie Mac common stock represents net interest income excluding Freddie Mac common stock dividends as a percentage of average interest-earning assets excluding Freddie Mac common

**Rate/Volume Analysis.** The following table shows how changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense during the periods indicated. Information is provided in each category with respect to:

(1) interest income changes attributable to changes in volume (changes in volume multiplied by prior rate);

(2) interest income changes attributable to changes in rate (changes in rate multiplied by prior volume); and

(3) the net change.

| | Year Ended September 30, 2001 Compared to Year Ended September 30, 2000 Increase/(Decrease) | | | |
|---|---|---|---|---|
| | | Due to | | |
| | Volume | Rate | Combined | Net |
| | (In thousands) | | | |
| **Interest-earning assets:** | | | | |
| Interest-bearing deposits in other financial institutions | $ 278 | $ (34) | $ 59 | $ 185 |
| FHLB common stock and other equity securities | (13) | (59) | ---- | (72) |
| Mortgage-backed securities and collateralized mortgage obligations available for sale | (3,831) | (2,882) | (386) | (6,327) |
| Other investment securities available for sale | (548) | 5 | (2) | (542) |
| Loans receivable | 249 | 109 | 8 | 366 |
| Total interest-earning assets | (3,862) | (2,861) | 333 | (6,390) |
| Freddie Mac common stock | 1,039 | (514) | (13) | 512 |
| Total interest-earning assets | $(2,823) | $(3,375) | $ 320 | $(5,878) |
| **Interest-bearing liabilities:** | | | | |
| NOW accounts | $ 6 | $ (47) | $ (2) | $ (33) |
| Savings accounts | (10) | (107) | 3 | (114) |
| Money market deposit accounts | 201 | (84) | 35 | 82 |
| Certificates of deposit | (4,108) | 986 | (312) | (3,130) |
| Total interest-bearing deposits | (3,804) | 7,486 | (346) | (3,195) |
| Borrowed funds | (537) | (1,298) | ( 28) | (1,807) |
| Total interest-bearing liabilities | $(4,134) | $ (550) | $(318) | $ (5,002) |
| Change in net interest income | $ 1,311 | $(2,825) | $638 | $ (876) |

**CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES**

Interest Earning Assets & Interest Bearing Liabilities

| | Year Ended September 30, 2000 Compared to Year Ended September 30, 1999 Increase/(Decrease) | | | | Year Ended September 30, 1999 Compared to Year Ended September 30, 1998 Increase/(Decrease) | | | |
|---|---|---|---|---|---|---|---|---|
| | Due to | | | | Due to | | | |
| | Volume | Rate | Combined | Net | Volume | Rate | Combined | Net |
| | | | | (In thousands) | | | | |
| **Interest-earning assets:** | | | | | | | | |
| Interest-bearing deposits in other financial institutions | $ (21) | $ 37 | $ (5) | $ 11 | $ 65 | $ (36) | $ 16 | $ 45 |
| FHLB common stock and other equity securities | 190 | 35 | (10) | 235 | 52 | 13 | (1) | 64 |
| Mortgage-backed securities and collateralized mortgage obligations available for sale | 7,661 | 2,195 | 1,029 | 10,885 | 4,661 | (322) | 90 | 4,429 |
| Other investment securities available for sale | (469) | 202 | (63) | (330) | 1,103 | (213) | 154 | 1,044 |
| Loans receivable | 4,995 | 832 | (275) | 6,061 | 2,181 | (373) | 80 | 1,862 |
| Total interest-earning assets | 12,316 | 3,301 | 1,245 | 16,862 | 8,062 | (931) | 314 | 7,444 |
| Freddie Mac common stock | (750) | 1,361 | (265) | 346 | 526 | (272) | 52 | 306 |
| Total interest-earning assets | $ 11,366 | $4,662 | $980 | $17,208 | $8,710 | $(1,353) | $ 392 | $ 7,750 |
| **Interest-bearing liabilities:** | | | | | | | | |
| NOW accounts | $138 | $ 8 | $ 8 | $ 154 | $ 29 | $ (31) | $ 7 | $ 5 |
| Savings accounts | 93 | 84 | (26) | (17) | 7 | 120 | (3) | 124 |
| Money market deposit accounts | 73 | 72 | 17 | 162 | 65 | (26) | 5 | 44 |
| Certificates of deposit | 2,909 | 231 | 70 | 3,210 | 4,530 | (484) | 226 | 4,272 |
| Total interest-bearing deposits | 3,213 | 227 | 69 | 3,509 | 4,630 | (421) | 236 | 4,445 |
| Borrowed funds | 6,139 | 2,479 | 1,179 | 9,797 | 645 | (1,218) | 61 | (513) |
| Total interest-bearing liabilities | $9,352 | $2,706 | $ 1,248 | $13,306 | $5,274 | $(1,639) | $ 297 | $ 3,932 |
| Change in net interest income | $2,214 | $ 1,956 | $ (268) | $ 3,902 | $3,436 | $ 286 | $ 96 | $ 3,818 |

**Comparison of Financial Condition at September 30, 2001 and 2000**

Our total assets decreased $26.0 million, or 2.91%, to $894.9 million at September 30, 2001, from $920.9 million at September 30, 2000. The decrease was primarily due to reductions in the one-to-four family residential loan portfolio, consumer loan portfolio and the mortgage-backed securities and collateralized mortgage obligations. An increase in the market value of our Freddie Mac stock from $251.7 million at September 30, 2000, to $302.6 million at September 30, 2001, partially offset the decline in portfolio loans and mortgage-related investments.

Total loans decreased $29.7 million, or 11.46%, to $229.9 million at September 30, 2001, compared to $259.7 million at September 30, 2000. The one-to-four family residential real estate portfolio decreased by $23.6 million, or 15.44% from $152.8 million at September 30, 2000, to $129.2 million at September 30, 2001. With the present strategy of selling fixed-rate loans to the secondary market and the refinances that took place late in fiscal year 2001, we were not able to keep the refinanced loans in portfolio, causing the decline in the overall one-to-four family residential real estate. The consumer and other loan portfolio decreased $6.3 million or 21.32% from $29.9 million at September 30, 2000, to $23.5 million at September 30, 2001. The decrease in the consumer portfolio was primarily due to runoff of the loans acquired in acquisition of Citizens Bank in 1999.

Mortgage-backed securities and collateralized mortgage obligations decreased from $367.7 million to $326.6 million for a decrease of $41.1 million or 11.18%. The market value of Freddie Mac stock increased $50.9 million, or 20.2%, from $251.7 million to $302.6 million.

Total deposits declined from $274.4 million at September 30, 2000, to $200.3 million at September 30, 2001, mainly due to $89.3 million in brokered deposits that matured during the year and were not renewed. This decrease was partially offset by an increase of $19.4 million in retail deposits. In light of the difficulty in raising new retail deposits and the magnitude of the CharterBank's funding needs, management will continue to rely on borrowings, especially Federal Home Loan Bank advances. With overall asset growth declining, borrowings declined from $352.2 million at September 30, 2000, to $309.4 million at September 30, 2001, a 12.15% decrease.

Our total equity, which is comprised of retained earnings and accumulated other comprehensive income, increased $46.0 million, or 24%, to $236.9 million at September 30, 2001. Accumulated other comprehensive income at Charter Financial is comprised of net unrealized holding gains on securities available for sale. The balance of accumulated other comprehensive income at September 30, 2001, was $180.8 million, a $40.9 million increase from the balance at September 30, 2000, of $139.9 million. The increase in accumulated other comprehensive income is mainly attributable to the increase in the market value of our Freddie Mac stock investment.

## Comparison of Operating Results for Years Ended September 30, 2001 and 2000

### General

Net income of $4.7 million for the year ended September 30, 2001, represents a $4.1 million increase from net income of $638,161 for the year ended September 30, 2000. This increase was due primarily to the recording of an impairment loss of $3.6 million in addition to the scheduled amortization of $930,000 for intangible assets associated with the Citizens acquisition during the year ended September 30, 2000.

Net interest income after provisions for loan losses during the year ended September 30, 2001 increased slightly due to a $910,000 decrease in provision for loan loss. Noninterest expenses for the year ended September 30, 2001, decreased as compared to September 30, 2000 due to the previous year having the charge of $4.5 million for amortization and impairment of intangible assets resulting from the Citizens acquisition, an overall decrease in the noninterest expenses in this year except for an increase of $1.3 million in compensation due to additional talent hired to help grow the commercial and mortgage loan portfolios and the additional expense of staffing the Auburn, Alabama, branch.

### Ratio Analysis

The Company believes its return on equity can be measured in three ways. The first is the traditional return on total equity which is net income divided by average total equity. The second is return on realized equity, which is net income divided by realized equity which excludes unrealized gains from equity. The third is comprehensive return on equity, which is comprehensive income divided by total equity.

| | Year Ended September 30, | |
|---|---|---|
| | 2001 | 2000 |
| Return on total equity | 2.08% | 0.38% |
| Return on realized equity | 8.61 | 1.18 |
| Comprehensive Return on equity | 19.98 | 3.13 |

Each of these measures has its strengths and weaknesses. The return on total equity is the traditional measure. However, in the Company's case the total equity measure shows a low result because it does not reflect unrealized gains on Freddie Mac stock in net income. The return on realized equity excludes gains on Freddie Mac stock from both net income and equity. The comprehensive return on equity reflects the overall increase in value as reflected by the stock price of Freddie Mac, which is an accurate long-term measure but exhibits high levels of volatility in short time periods.

There are similar issues in the return on assets measures as shown below.

| | Year Ended September 30, | |
|---|---|---|
| | 2001 | 2000 |
| Return on average total assets | 0.52% | 0.07% |
| Return on realized assets | 0.76 | 0.09 |
| Comprehensive Return on assets | 4.98 | 0.59 |

**Comprehensive Income**

Other comprehensive income for the year ended September 30, 2001, was $41.0 million compared to $4.6 million for the year ended September 30, 2000. The per-share price of Freddie Mac stock increased from $54.0625 at September 30, 2000, to $65.00 at September 30, 2001, resulting in an after-tax increase in our Freddie Mac investment of $31.3 million. Other comprehensive income relating to mortgage securities and other investments increased by $10.9 million as a result of the lower interest rate environment that increased the fair value of our fixed-rate mortgage securities. Other comprehensive income for the year ended September 30, 2000, was relatively low in 2000 due to a $1.2 million comprehensive loss relating to mortgage and other securities. This comprehensive loss was offset by the net unrealized gains on Freddie Mac stock which increased during fiscal year 2000 because of an increase in the price per share of Freddie Mac common stock from $52.00 at September 30, 1999, to $54.0625 at September 30, 2000. There was also a comprehensive loss relating to mortgage securities and other investments because of increasing interest rates on the fair market value of fixed-rate securities in our portfolio at September 30, 2000.

| | Year Ended September 30, 2001 | | | |
|---|---|---|---|---|
| | Shares | Market Price Per Share | Total Market Value | Unrealized Gain, Net of Tax |
| September 30, 2000 | 4,655,000 | $54.0625 | $251,660,938 | $150,641,464 |
| September 30, 2001 | 4,655,000 | 65.0000 | 302,575,000 | 181,902,699 |
| Change in Freddie Mac stock....... | - | 10.9375 | | 31,261,235 |
| Other comprehensive income related to mortgage securities and other investments.............. | | | | 9,696,208 |
| Total other comprehensive income | | | | 40,957,443 |

| | Year Ended September 30, 2000 | | | |
|---|---|---|---|---|
| | Shares | Market Price Per Share | Total Market Value | Unrealized Gain, Net of Tax |
| September 30, 1999 | 4,655,000 | 52.0000 | 242,060,000 | 144,746,489 |
| September 30, 2000 | 4,655,000 | 54.0625 | 251,660,938 | 150,641,464 |
| Change in Freddie Mac stock....... | | 2.0625 | | 5,894,975 |
| Other comprehensive loss related to mortgage securities and other investments.............. | | | | (1,236,353) |
| Total other comprehensive income | | | | $4,658,622 |

### Interest Income

Total interest and dividend income excluding Freddie Mac stock was $44.5 million for the year ended September 30, 2001, a 12.6% decrease over interest and dividend income excluding Freddie Mac stock of $50.9 million for the year ended September 30, 2000. Interest on loans increased $365,000, or 1.73%, to $21.4 million from $21.1 million for the year ended September 30, 2000. The average balance of loans receivable increased $2.8 million from $240.4 million for the year ended September 30, 2000, to $243.2 million for the year ended September 30, 2001. Interest on investment debt securities available for sale decreased $542,000 to $652,000 for the year ended September 30, 2001, from $1.2 million for the year ended September 30, 2000, due to an $8.3 million reduction in the average balance of investment debt securities over the same time period. Dividend income on Freddie Mac stock increased by $500,000 to $3.6 million for the year ended September 30, 2001, from $3.1 million for the year ended September 30, 2000, due to the increase in quarterly dividends of Freddie Mac stock from $0.17 per share to $0.20 per share. Interest on mortgage-backed securities and collateralized mortgage obligations decreased by $6.4 million to $21.1 million for the year ended September 30, 2001, from $27.5 million for the year ended September 30, 2000. The decrease was due to a combination of lower yields and a $53.3 million decrease in the average balance of mortgage- related securities. CharterBank reduced its investment in fixed-rate mortgage securities during the year ended September 30, 2001.

The yield on interest-earning assets excluding Freddie Mac stock decreased 36 basis points and total interest-earning assets excluding Freddie Mac stock averaged $601.4 million for the year ended September 30, 2001, down from $655.8 million from the comparable 2000 period, a 9.04% decrease. The average yield on loans, net, increased 5 basis points to 8.82%, while the yield on mortgage-related securities decreased from 7.19% for the year ended September 30, 2000, to 6.44% for the year ended September 30, 2001, reflecting the declining interest rate environment during this time period.

### Interest Expense

Total interest expense for the year ended September 30, 2001, was $31.6 million, a $5.0 million, or 15.82%, decrease from the year ended September 30, 2000. The decrease is attributable to a 14 basis point decrease in the average cost and a $72.3 million decrease in the average balance of interest-bearing liabilities from $628.6 million for the year ended September 30, 2000, to $556.3 million for the year ended September 30, 2001. The majority of the decline in the average balance of interest-bearing liabilities from the prior year was due to decreases in wholesale certificates of deposit and borrowings. The decrease in average cost was primarily due to the 36 basis point decrease in the cost of borrowed funds as compared to the year ended September 30, 2000. The decrease reflects the lower interest rate environment that prevailed during 2001 compared to 2000 and the rate-sensitive nature of our liabilities.

Interest expense on deposits decreased $3.2 million, or 29.7%, to $10.7 million for the year ended September 30, 2001, compared with $13.9 million for the year ended September 30, 2000. The average balance of certificates of deposit decreased $68.3 million to $162.2 million for the year ended September 30, 2001, from $230.5 million for the year ended September 30, 2000, because of our wholesale deposit strategy. Despite the declining interest rate environment during this period, the average cost of interest-bearing deposits increased 9 basis points during the year ended September 30, 2001. Interest expense on money market balances increased $82,000 from the year ended September 30, 2000, to the year ended September 30, 2001, as the average balance of these accounts increased $4.2 million and the cost decreased 84 basis points.

Interest expense on borrowed funds decreased $1.8 million as a result of the $8.6 million decrease in the average balance of borrowed funds and the 36 basis point decrease in the average cost of borrowed funds. The decrease in the average balance of borrowed funds is attributable to our reduced need for borrowed funds due to the sales of mortgage related securities and loan repayments during the year. The decrease in the average cost was attributed to the declining interest rate environment.

**Net interest Income**

Net interest income excluding the effects of Freddie Mac stock decreased $1.4 million, or 9.8%, to $12.8 million for the year ended September 30, 2001, compared with $14.2 million for the year ended September 30, 2000. The net interest rate spread – the difference between the average yield on average total interest-earning assets and the average cost of average total interest-bearing liabilities – fell by 71 basis points as the yield on interest-earning assets excluding Freddie Mac common stock decreased at a higher rate than the average cost of interest-bearing liabilities. The net interest margin – net interest income divided by average total interest-earning assets – decreased 3 basis points. Our net interest margin and net interest spread are low when compared to industry standards primarily due to two factors. First, the dividend rate as compared to the market value of our Freddie Mac stock is low. However, when compared to our cost basis in the investment, the dividend rate exceeds 56%. Second, under our wholesale investment strategy, our assets include a high proportion of securities with rates lower than those that would typically be earned on loans and our liabilities include a high proportion of borrowings and wholesale deposits with higher costs than those typically paid on retail deposits. This lowers our net interest margin and net interest spread. However, our wholesale investment strategy has historically increased net interest income. Net interest income including Freddie Mac stock dividends for the year ended September 30, 2001, decreased $876,000, or 6.2%, to $16.4 million compared with $17.3 million for the year ended September 30, 2000. The net interest rate spread including Freddie Mac stock decreased 71 basis points to negative 0.34% for the year ended September 30, 2001, from positive 0.37% for the prior year. The decrease was attributable to the higher market value of the Freddie Mac stock during the year. Traditional bank measures such as net interest rate spread and net interest rate margin would improve as the market value of the Freddie Mac stock becomes a smaller portion of our earning assets. The average balance of the Freddie Mac stock was $297.8 million for the year ended September 30, 2001, as compared to $214.1 million for the year ended September 30, 2000. The net interest margin, which is net interest income including dividends on Freddie Mac stock divided by average total interest-earning assets, decreased 16 basis points to 1.8% for the year ended September 30, 2001.

**Provision for Loan Losses and Asset Quality**

For the year ended September 30, 2001 we recorded a $500,000 provision for loan losses, compared to $1.4 million for the year ended September 30, 2000. Gross charge-offs totaled $2.1 million for the year ended September 30, 2001, as compared to the prior year total of $1.1 million. These charge-offs in 2001 primarily relate to the auto and commercial loans acquired in the Citizens acquisition. The lower provision in 2001 reflects:

(1) lower levels of nonperforming loans – Net charge-offs for the year ended September 30, 2001, were $1.6 million compared to net charge-offs of $774,000 for the year ended September 30, 2000. Nonperforming loans at September 30, 2001, were $2.3 million compared to $2.8 million at September 30, 2000. The largest components of this change were a $707,000 increase in one-to-four family residential loans offset by a $782,000 decrease in nonaccrual auto loans and a $114,000 decrease in nonaccrual nonresidential loans. Charge-offs in one-to-four family loans as a percentage of total loans are generally a lesser percentage of the loan balance than most other types of loans.

(2) a decline in the overall loan portfolio of $29.7 million – CharterBank's reserve methodology requires reserves based on a percentage of the outstanding balance for each type of loan. The percentage is based on CharterBank's estimate of losses inherent within that type of loan.

The allowance for loan losses as of September 30, 2001, was 2.3% of total loans compared with 2.4% at the end of the comparable 2000 period. The decrease in the coverage ratio reflects the fiscal 2001 charge-offs of the portfolio acquired in the Citizens acquisition and the resulting higher quality of the portfolio after these charge-offs. The relatively high coverage ratio for both years as compared to other community banks and CharterBank's historical level reflects the additional losses inherent in the portfolio acquired in the Citizens acquisition, the growth in the commercial real estate portfolio and signs of a slowdown in the local economy.

Future provisions for loan losses will continue to be based upon our assessment of the overall loan portfolio and its underlying collateral, the mix of loans within the portfolio, delinquency trends, economic conditions, current and prospective trends in real estate values and other relevant factors.

The table below shows under-performing and non-performing assets:

| | September 30, 2001 | September 30, 2000 |
|---|---|---|
| | (In thousands) | |
| Under-performing loans | $ 218 | 159 |
| Total nonperforming loans | 2,312 | 2,831 |
| Foreclosed real estate, net | 434 | 630 |
| Total nonperforming assets | 2,746 | 3,461 |
| Nonperforming loans to total loans | 1.01% | 1.09% |
| Nonperforming assets to total assets | 0.31% | 0.37% |

Our allowance for loan-loss methodology is a loan-classification based system. We base the required reserve on a percentage of the loan balance for each type of loan and classification level. Doubtful, substandard and special-mention loans are reserved at 60.0%, 17.5% and 5.0% respectively. Loans may be classified manually and are automatically classified if they are not previously classified when they reach certain levels of delinquency. Unclassified loans are reserved at different percentages based on our perception of the inherent losses in the type of loan. The conforming one-to-four family loans in the portfolio are reserved at lower percentages. Reserve percentages are based on each individual lending program and its loss history and underwriting characteristics including loan to value, credit score, debt coverage, collateral and capacity to service debt. We update credit scores on our portfolio approximately every eighteen months and analyze based on loan plan, loan to value, and credit score. This analysis is used to validate the loan-loss reserve matrix as well as assist in establishing overall lending direction.

**Noninterest Income**

Noninterest income decreased to $1.7 million for the year ended September 30, 2001, compared with $1.9 million in the prior year, a 15.8% decline. The primary cause of the decrease was that noninterest income for the year ended September 30, 2001, included a $1.2 million equity loss in a limited partnership. The limited partnership invested in mortgage loan servicing. Accordingly, income substantially fluctuates based on the underlying market value of related mortgage servicing rights. This market value is impacted by loan prepayment activity and the future expectation of such activity. As rates fall, the level of prepayment and expectation for future prepayments increase, which results in lower market values for the underlying servicing rights. Loan prepayments and a decline in interest rates in the last six months of fiscal 2001 adversely affected our equity in earnings of limited partnerships. The loss on the partnership was partially offset by $1.6 million in gains on the sale of loans and servicing released loan fees. The lower interest rate environment and related refinancing associated with such periods during 2001 was a major catalyst in our significant increase in gain on the sale of loans and servicing-released loan fees from the prior year. These gains increased $850,000, or 116.3%, to $1.6 million for the year ended September 30, 2001, from $730,000 for the year ended September 30, 2000.

Loss on sale of mortgage-backed securities was $1,000 for the year ended September 30, 2001, as compared to a loss of $128,000 for the same period in 2000, a difference of $127,000 in income for the year ended September 30, 2001. The losses resulted on these sales during 2000 as CharterBank sought to decrease its investment in fixed-rate mortgage-related securities.

**Noninterest Expense**

Total noninterest expense decreased $4.5 million, or 28.4%, to $11.4 million for the year ended September 30, 2001, compared with $15.9 million for the prior year. The primary causes of the decrease were the $4.5 million amortization and impairment of intangible assets recorded in fiscal 2000 versus none in fiscal 2001.

Salaries and employee benefits expense increased $1.3 million from $4.9 million for the year ended September 30, 2000, compared to $6.2 million for the same time period in 2001. The major factor in the increase of compensation expense was the addition of new personnel in both the residential and commercial real estate portions of CharterBank.

Occupancy and equipment expenses decreased $364,000, or 18.7%, for the year ended September 30, 2001, as compared to the same period in 2000 due to the closure of one branch office in October 2000. Our new full-service branch in Auburn opened in November 2001 so its impact on noninterest expense will affect 2002.

Legal and professional expense decreased to $640,000 for the year ended September 30, 2001, from $1.5 million for the year ended September 30, 2000. The high level of professional fees and expenses in fiscal 2000 was attributable to expenses related to the application to reorganize CharterBank into a nonstock mutual holding company. This application was subsequently withdrawn and replaced with the application for a mutual holding company with a stock issue.

**Income Taxes**

Income taxes increased from $1.3 million for the year ended September 30, 2000, to $1.4 million for the year ended September 30, 2001. The effective tax rate was 22.82% in 2001 and 66.38% in 2000. The 2000 effective tax rate was exorbitantly high because of the high level of goodwill amortization, which is not deductible, compared to taxable income. In both fiscal 2001 and fiscal 2000, the dividends received deduction relating to 70% of the Freddie Mac cash dividends received has reduced federal income tax. There can be no assurance that future periods will result in similar benefits.

**Comparison of Financial Condition at September 30, 2000 and 1999**

Our total assets increased $37.2 million, or 4.2%, to $921.0 million at September 30, 2000, from $883.7 million at September 30, 1999. The increase was primarily due to growth in the commercial loan portfolio and an increase in the market price of our Freddie Mac stock.

Total loans increased $45.5 million, or 21.2%, to $259.7 million at September 30, 2000, compared to $214.2 million at September 30, 1999, as management grew the commercial real estate portfolio by $14.3 million and the residential real estate portfolio by $20.8 million. Mortgage-backed securities and collateralized mortgage obligations increased from $356.5 million to $367.7 million for an increase of $11.2 million or 3.1%. Other investment securities were reduced from $31.9 million to $13.9 million for a decrease of $18.0 million or 56.4%. Proceeds from the sales of these securities were used to purchase collateralized mortgage obligations or to fund loan growth. The market value of Freddie Mac stock and other equity securities increased $9.3 million, or 3.8%, from $242.3 million to $251.7 million. Management recorded an impairment loss of $3.6 million in addition to the scheduled amortization of $930,000 for intangible assets associated with the Citizens acquisition. The impairment was determined based on an analysis that indicated that the undiscounted future cash flows associated with the purchase of assets and the assumption of liabilities would be negative, and therefore insufficient to recover the carrying amount of the related intangible assets.

Asset growth was funded primarily by a $39.4 million increase in borrowings, which grew from $312.9 million at September 30, 1999, to $352.2 million at September 30, 2000, a 12.6% increase. Management placed increased reliance on borrowings, especially Federal Home Loan Bank advances, in light of the limited capacity to raise significant new retail deposits. Accordingly, total deposits fell from $283.0 million to $274.4 million.

Our total equity, which is comprised of retained earnings and accumulated other comprehensive income, increased $5.5 million, or 2.9%, to $190.9 million at September 30, 2000. Accumulated other comprehensive income at CharterBank is comprised of net unrealized holding gains on securities available for sale. The balance of accumulated other comprehensive income at September 30, 2000, was $139.9 million, a $4.7 million increase from the balance at September 30, 1999, of $135.2 million.

**Comparison of Operating Results for the Years Ended September 30, 2000 and 1999**

**General**

Net income of $638,000 for the year ended September 30, 2000, represents a $26.2 million decrease from net income of $26.8 million for the year ended September 30, 1999. This decrease was due primarily to the unusually high level of income in the year ended September 30, 1999, attributed to a $35.9 million pre-tax gain on the sale of Freddie Mac stock.

Net interest income during the year ended September 30, 2000, increased significantly due to internal growth in loans, earnings on additional mortgage-related securities, and the earnings stream associated with the assets and core deposits from the Citizens acquisition being included for the entire year. Noninterest expenses for the year ended September 30, 2000, were increased by a charge of $4.5 million for amortization and impairment of intangible assets resulting from the Citizens acquisition, a $1.2 million increase in the loan loss provision attributed to increased charge-offs and nonperforming loans and growth in commercial/commercial real estate loans, and a $763,000 increase in compensation due to additional talent hired to help grow the commercial and mortgage loan portfolios and the additional expense of added employees for an entire year due to the Citizens acquisition.

**Comprehensive Income**

Other comprehensive income for the year ended September 30, 2000, was $4.6 million compared to a loss of $24.3 million for the year ended September 30, 1999. The per-share price of Freddie Mac stock increased from $52.00 at September 30, 1999, to $54.063 at September 30, 2000, resulting in an after-tax increase in our Freddie Mac investment of $5.9 million. Other comprehensive loss relating to mortgage securities and other investments was $1.2 million as a result of higher interest rates. Other comprehensive loss for the year ended September 30, 1999, was $24.3 million, which was a result of comprehensive loss relating to mortgage and other securities of $10.7 million and the net unrealized gains on Freddie Mac stock that decreased during fiscal year 1999 because of the sale and donation of 605,000 shares. The comprehensive loss relating to mortgage securities and other investments resulted from increasing interest rates on the fair market value of fixed rate securities in our portfolio.

| | Year Ended September 30, 2000 | | | |
|---|---|---|---|---|
| | Shares | Market Price Per Share | Total Market Value | Unrealized Gain, Net of Tax |
| September 30, 1999 | 4,655,000 | $ 52.0000 | $242,060,000 | $144,746,489 |
| September 30, 2000 | 4,655,000 | 54.0625 | 251,660,938 | 150,641,464 |
| Change in Freddie Mac stock....... | --- | 2.0625 | | 5,894,975 |
| Other comprehensive loss related to mortgage securities and other investments.............. | | | | (1,236,353) |
| Total other comprehensive income | | | | $4,658,622 |

| | Year Ended September 30, 1999 | | | |
|---|---|---|---|---|
| | Shares | Market Price Per Share | Total Market Value | Unrealized Gain, Net of Tax |
| September 30, 1998 | 5,260,000 | $ 49.625 | 261,027,500 | 158,333,183 |
| September 30, 1999 | 4,655,000 | 52.000 | 242,060,000 | 144,746,489 |
| Change in Freddie Mac stock....... | (605,000) | 2.375 | | (13,586,694) |
| Other comprehensive loss related to mortgage securities and other investments.............. | | | | (10,727,875) |
| Total other comprehensive loss.... | | | | $(24,314,569) |

## Interest Income

The total interest and dividend income excluding Freddie Mac stock was $50.9 million for the year ended September 30, 2000, a 49.7% increase over interest and dividend income excluding Freddie Mac stock of $34.0 million for the year ended September 30, 1999. Interest on loans rose $6.1 million, or 40.4%, to $21.1 million from $15.0 million for the year ended September 30, 1999. This increase is due to growth in CharterBank's higher-yielding commercial real estate loan portfolio and growth in the residential mortgage portfolio between these periods. Interest on investment debt securities available for sale decreased $330,000 to $1.2 million for the year ended September 30, 2000, from $1.5 million for the year ended September 30, 1999. Dividend income on Freddie Mac stock increased by $340,000 to $3.1 million for the year ended September 31, 2000, from $2.7 million for the year ended September 30, 1999, due to the increase in quarterly dividends of Freddie Mac stock from $0.15 per share to $0.17 per share. Interest on mortgage-backed securities and collateralized mortgage obligations increased by $10.9 million to $27.4 million for the year ended September 30, 2000, from $16.6 million for the year ended September 30, 1999. The increase was primarily due to the $119.8 million increase in the average balance of mortgage related securities from $261.2 million for the year ended September 30, 1999, to $381.9 million for the year ended September 30, 2000.

The growth in interest income on loans was due in part to a $45.4 million, or 21.2%, increase in the balance of total loans, which rose to $259.7 million at September 30, 2000. Average loans for the year ended September 30, 2000, were $240.4 million compared to

$180.8 million for the year ended September 30, 1999. This increase reflects our continued emphasis on residential one-to-four-family mortgage and commercial loan originations as well as the effects of the Citizens acquisition. The average balance of investment securities available for sale and mortgage-related securities increased $112.6 million from $287.5 million for the year ended September 30, 1999, to $400.1 million for the year ended September 30, 2000. This increase reflected our strategy of using borrowings to fund the purchase of investment securities.

The yield on interest-earning assets excluding Freddie Mac stock increased 69 basis points and total interest-earning assets excluding Freddie Mac stock averaged $655.8 million for the year ended September 30, 2000, up from $481.4 million for the comparable 1999 period, a 36.2% increase. The average yield on loans, net, increased 46 basis points to 8.77%, while the yield on mortgage-related securities increased from 6.35% for the year ended September 30, 1999, to 7.19% for the year ended September 30, 2000, reflecting the rising interest rate environment during this time period. In addition, the average yield on our loans was positively impacted by the increase in higher yielding commercial real estate loans.

**Interest Expense**

Total interest expense for the year ended September 30, 2000, was $36.6 million, a $13.3 million, or 57.0%, increase from the year ended September 30, 1999. The increase is attributable to a 60 basis point increase in the average cost and a $182.0 million increase in the average balance of interest-bearing liabilities from $446.6 million for the year ended September 30, 1999, to $628.6 million for the year ended September 30, 2000. The majority of the growth was in wholesale certificates of deposit and borrowings as we relied on these sources of funds to match the growth of the securities and loan portfolios. The increase in average cost was primarily due to the cost of borrowed funds up 100 basis points as compared to the year ended September 30, 1999. The increase reflects the higher interest rate environment that prevailed during 2000 compared to the 1999 period and the rate-sensitive nature of our liabilities.

Interest expense on deposits increased $3.5 million, or 33.7%, to $13.9 million for the year ended September 30, 2000, compared with $10.4 million for the year ended September 30, 1999. The average balance of certificates of deposit increased $53.1 million to $230.5 million for the year ended September 30, 2000, from $177.4 million for the year ended September 30, 1999, because of our wholesale deposit strategy coupled with the Citizens acquisition. Despite the rising interest-rate environment during this period, the average cost of interest-bearing deposits increased only 5 basis points during the year ended September 30, 2000, because of growth in NOW, savings and money market accounts combined with disciplined time deposit pricing. Interest expense on money market balances increased $162,000 from the year ended September 30, 1999, to the year ended September 30, 2000. The average balance of these accounts increased $1.9 million and the cost increased 88 basis points as we more aggressively competed with rates offered by brokerage competition due to relatively low transaction volume and strong average balances for these accounts.

Interest expense on borrowed funds increased $9.8 million as a result of the $117.8 million rise in the average balance of borrowed funds and the 100 basis point increase in average cost. The increase in the average balance of borrowed funds is attributable to our use of borrowed funds to purchase mortgage-related securities and fund loan-growth during the year. The increase in the average costs was attributed to the rising interest rate environment during this time period on these short-term, rate-sensitive liabilities.

**Net interest Income**

Net interest income excluding the effects of Freddie Mac stock increased $3.6 million, or 33.3%, to $14.2 million for the year ended September 30, 2000, compared with $10.7 million for the year ended September 30, 1999. The net interest rate spread – the difference between the average yield on average total interest-earning assets and the average cost of average total interest-bearing liabilities – was relatively flat as increases in yields on loans receivable and mortgage-related securities were offset by a large increase in the average cost of borrowings. The net interest margin – net interest income divided by average total interest-earning assets – decreased 5 basis points, primarily because of increased borrowings cost. As the interest spread and interest margin were flat, the increase in net interest income is attributable to the $174.4 million increase in average earning assets. The annual dividend yield on Freddie Mac stock was 1.44% for the year ended September 30, 2000, and 0.96% for the prior year.

Our net interest margin and net interest spread are low when compared to industry standards primarily due to two factors. First, the dividend rate as compared to the market value of our Freddie Mac stock is low. However, when compared to our cost basis in the investment, the dividend rate exceeds 50%. Second, under our wholesale investment strategy, our assets include a high proportion of securities with rates lower than those that would typically be earned on loans, and our liabilities include a high proportion of borrowings and wholesale deposits with higher costs than those typically paid on retail deposits. This lowers our net interest margin and net interest spread. However, our wholesale investment strategy has historically increased annual interest income. Net interest income including Freddie Mac stock dividends for the year ended September 30, 2000, increased $3.9 million, or 29.1%, to $17.3 million compared with $13.4 million for the year ended September 30, 1999. The net interest rate spread including Freddie Mac stock increased 79 basis points to 0.37% for the year ended September 30, 2000, from negative 0.42% for the prior year. The increase was attributable to the lower market value of the Freddie Mac stock during the year and an increase in the dividend per share of Freddie Mac stock during the year from $0.15 per share to $0.17 per share. Traditional bank measures such as the net interest rate spread and the net interest rate margin would improve as the market value of the Freddie Mac stock becomes a smaller portion of our earning assets. The average balance of the Freddie Mac stock was $214.1 million for the year ended September 30, 2000, as compared to $283.5 million for the year ended September 30, 1999. The net interest margin, which is net interest income including dividends on Freddie Mac stock divided by average total interest-earning assets, increased 27 basis points to 1.99% for the year ended September 30, 2000.

**Provision for Loan Losses and Asset Quality**

For the year ended September 30, 2000, we provided $1.4 million for loan losses, compared to $240,000 for the year ended September 30, 1999. Gross charge-offs totaled $1.1 million for the year ended September 30, 2000, as compared to the prior year total of $420,000. These charge-offs in 2000 primarily relate to the auto loan portfolio and other loans acquired in the Citizens acquisition. The higher provision in 2000 reflects:

(1) higher levels of charge-offs and nonperforming loans – Net charge-offs for the year ended September 30, 2000, were $773,801 compared to net charge-offs of $336,282 for the year ended September 30, 1999. Nonperforming loans at September 30, 2000, were $2.8 million compared to $2.0 million at September 30, 1999. The largest components of this increase was a $301,000 increase in nonaccrual auto loans, a $225,000 increase in nonaccrual nonresidential loans and a $245,000 increase in nonaccrual one-to-four family residential permanent loans;

(2) a weakening economic environment – West Point Stevens, the largest single employer in the West Point, Ga., area, announced in June 2000, that it would expense $125.0 million in reorganization charges, consolidate units and out-source work to cut costs. In addition, Powertel, a regional provider of wireless telephone services headquartered in West Point, was recently acquired by VoiceStream (Deutsch Telekom); and

(3) growth in the commercial and commercial real estate loan portfolios of $20.0 million and $5.6 million in consumer loans – CharterBank's reserve methodology, as outlined on page 17, requires reserves based on a percentage of the outstanding balance for each type of loan. The percentage is based on CharterBank's estimate of losses inherent within the applicable type of loan.

The allowance for loan losses as of September 30, 2000, was 2.44% of total loans compared with 2.67% at the end of the comparable 1999 period. The decrease in the coverage ratio reflects the fiscal 2000 charge-offs of the portfolio acquired in the Citizens acquisition. The relatively high coverage ratio for both years as compared to other community banks and CharterBank's historical level reflects the additional losses inherent in the portfolio acquired in the Citizens acquisition, the growth in the commercial real estate portfolio and signs of a slowdown in the local economy.

Future provisions for loan losses will continue to be based upon our assessment of the overall loan portfolio and its underlying collateral, the mix of loans within the portfolio, delinquency trends, economic conditions, current and prospective trends in real estate values and other relevant factors.

The table below shows under-performing and nonperforming assets:

| | September 30, 2000 | September 30, 1999 |
|---|---|---|
| | (In thousands) | |
| Under-performing loans | $ 159 | $ – |
| Total nonperforming loans | 2,831 | 1,989 |
| Foreclosed real estate, net | 630 | 222 |
| Total nonperforming assets | 3,461 | 2,211 |
| Nonperforming loans to total loans | 1.09% | 0.93% |
| Nonperforming assets to total assets | 0.37% | 0.24% |

Our allowance for loan loss methodology is a loan-classification-based system. We base the required reserve on a percentage of the loan balance for each type of loan and classification level. Doubtful, substandard and special-mention loans are reserved at 60.0%, 17.5% and 5.0% respectively. Loans may be classified manually and are automatically classified if they are not previously classified when they reach certain levels of delinquency. Unclassified loans are reserved at different percentages based on our perception of the inherent losses in the type of loan. The conforming one-to-four family loans in the portfolio are reserved at lower percentages. Reserve percentages are based on each individual lending program and its loss history and underwriting characteristics including loan-to-value, credit score, debt coverage, collateral, and capacity to service debt. We update credit scores on our portfolio approximately every eighteen months and analyze based on loan plan, loan-to-value, and credit score. This analysis is used to validate the loan-loss reserve matrix as well as assist in establishing overall lending direction.

**Noninterest Income**

Noninterest income decreased to $1.9 million for the year ended September 30, 2000, compared with $38.7 million in the prior year. The primary cause of the decrease was that noninterest income for the year ended September 30, 1999, included a $35.9 million gain on the sale and donation of Freddie Mac stock. Excluding the gain on disposition of Freddie Mac stock, noninterest income decreased $1.0 million from $2.9 million to $1.9 million.

Noninterest income for the year ended September 30, 1999, included $448,000 of equity in earnings of limited partnerships for which there was a $29,000 loss recognized in 2000. The limited partnerships are involved in mortgage loan servicing. Accordingly, income substantially fluctuates based on the underlying market value of related mortgage servicing rights. This market value is impacted by loan prepayment activity and the future expectation of such activity. As rates fall, the level of prepayment and expectation for future prepayments increase which results in lower market values for the underlying servicing rights. Loan prepayments and a decline in interest rates in the last six months of fiscal 2000 adversely affected our equity in earnings of limited partnerships.

Noninterest income for the year ended September 30, 1999, as compared to the same period in 2000 was also higher due to comparative gains on the sale of loans. Despite an increased volume of sales, gains in fiscal 2000 declined as a result of declining margins in the secondary market and an overall rising interest rate environment during the year ended September 30, 2000. Loss on sale of mortgage-backed securities was $128,000 for the year ended September 30, 2000, as compared to a gain of $396,000 for the same period in 1999, a difference of $523,000 in income for the year ended September 30, 2000. The losses resulted on these sales during 2000 as CharterBank sought to decrease its investment in fixed-rate mortgage-related securities.

Deposit fees increased to $701,000 from $377,000 due to the additional transaction deposits acquired in the Citizens acquisition and a reevaluation of the fee structure on deposit accounts.

**Noninterest Expense**

Total noninterest expense increased $5.2 million, or 48.3%, to $15.9 million for the year ended September 30, 2000, compared with $10.7 million for the prior year. The primary causes of the increase were the $4.5 million amortization and impairment of intangible assets recorded in fiscal 2000 versus $67,000 of amortization in fiscal 1999 and increases in salaries and benefits due to additional employees. Salaries and employee benefits expense increased $763,000 from

$4.2 million for the year ended September 30, 1999, compared to $5.0 million for the same time period in 2000. Major causes include the addition of employees through the Citizens acquisition and new personnel employed in both the residential and commercial real estate lending of CharterBank.

Occupancy and equipment expenses increased $729,000, or 44.7%, for the year ended September 30, 2000, as compared to the same period in 1999 due to the expense of properties acquired in the Citizens acquisition for the entire fiscal year in 2000.

Amortization and impairment of intangible assets increased to $4.5 million for the year ended September 30, 2000, from $67,000 for the year ended September 30, 1999. CharterBank recorded its normal amortization expense relating to intangible assets acquired in the Citizens acquisition of $930,000 and $67,000 for the years ended September 30, 2000, and 1999, respectively. Additionally, CharterBank recorded an impairment loss of $3.6 million for the year ended September 30, 2000, in connection with the Citizens acquisition in August 1999. Although Citizens was not a going concern at the time of the Citizens acquisition, CharterBank believed that the purchase of assets and assumption of liabilities was a strategic investment for CharterBank that would be profitable. However, after one year of operations following the Citizens acquisition, CharterBank performed an analysis of expected cash flows associated with the assets purchased and liabilities assumed in the Citizens acquisition. This analysis indicated that undiscounted future cash flows associated with these assets and liabilities would be negative and therefore insufficient to recover the carrying amount of the related intangible assets. More specifically, the analysis showed that:

- reduced loans outstanding from prepayments and charge-offs significantly reduced actual and projected interest income;

- actual and projected noninterest income dropped significantly as CharterBank experienced deposit run-off; and

- CharterBank was unable to achieve the projected reductions in operating expenses.

Based on this analysis, it became evident that even the marginal benefits anticipated from the Citizens acquisition would not be realized, and thus, CharterBank determined that the goodwill acquired in the Citizens acquisition was impaired. Accordingly, CharterBank recorded the impairment loss of $3.6 million for the year ended September 30, 2000.

Legal and professional expenses increased to $1.5 million for the year ended September 30, 2000, from $753,000 for the year ended September 30, 1999. The high level of professional fees and expenses in fiscal 2000 was attributable to expenses related to regulatory applications for Charter Insurance Company and the withdrawn application to reorganize CharterBank into a nonstock mutual holding company. Charitable contributions dropped from $2.2 million for the year ended September 30, 1999, to $62,000 for the same time period in 2000. The 1999 charitable contribution was primarily a donation of Freddie Mac stock to The Charter Foundation. The donation was made pursuant to CharterBank's desire to support The Charter Foundation and its community efforts and to the extent that contributions to The Charter Foundation provide tax benefits.

**Income Taxes**
Income taxes decreased from $14.3 million for the year ended September 30, 1999, to $1.3 million for the year ended September 30, 2000. The 1999 income tax expense included $12.5 million attributable to the gain on the sale of Freddie Mac stock. The effective tax rate was 66.4% in 2000 and 34.7% in 1999. The 2000 effective tax rate was exorbitantly high because of the high level of goodwill amortization, which is not deductible, compared to taxable income. In both fiscal 2000 and fiscal 1999, the dividends-received deduction relating to 70% of the Freddie Mac cash dividends-received has reduced federal income tax. There can be no assurance that future periods will result in similar benefits.

**Liquidity and Capital Resources**
The term "liquidity" refers to our ability to generate adequate amounts of cash to fund loan originations, loan purchases, deposit withdrawals and operating expenses. Our primary sources of liquidity are deposits, borrowings, scheduled amortization and prepayments of loan principal and mortgage-related securities, maturities and calls of investment securities and funds provided by our operations. We can borrow funds from the FHLB based on eligible collateral of loans and securities up to a limit of 30% of assets. At September 30, 2001, and 2000, our maximum borrowing capacity from the FHLB is approximately $268.5 million and $276.3 million, respectively. At September 30, 2001, and 2000, we had outstanding borrowings of $211.8 million and $234.8 million with unused borrowing capacity of $56.7 million and $41.5 million, respectively. In addition, we may enter into reverse repurchase agreements with approved broker-dealers. Reverse repurchase agreements are agreements that allow us to borrow money using our securities as collateral. We can obtain funds in the brokered deposit markets. We can also obtain funds using our Freddie Mac stock as collateral and have established a line of credit that provides for borrowing up to half of the market value of the stock. We consider this source of funds a last resort due to the potential adverse tax consequences on the dividends-received deduction that exempts 70% of our Freddie Mac dividends from taxable income. CharterBank has increasingly relied on wholesale fundings, including advances from the FHLB, repurchase agreements and brokered deposits, to fund securities and loan growth in the past two fiscal years. This reflects a growth in our loan portfolio that has outpaced growth in retail deposits. CharterBank monitors its liquidity position frequently and anticipates that we will have sufficient funds to meet our current funding commitments.

At September 30, 2001, repurchase agreements totaled $97.7 million, a $19.8 million decrease over the amount outstanding at September 30, 2000, of $117.5 million. The funding for this reduction in wholesale deposits came from the sale of fixed-rate mortgage securities. Wholesale deposits were $36.4 million at September 30, 2001, as compared to $129.9 million at September 30, 2000.

Loan repayment and maturing investment securities are a relatively predictable source of funds. However, deposit flows, calls of investment securities and prepayments of loans and mortgage-backed securities are strongly influenced by interest rates, general and local economic conditions and competition in the marketplace. These factors reduce the predictability of the timing of these sources of funds.

Our primary investing activities are the origination of one-to four family real estate, commercial real estate, commercial and consumer loans, and the purchase of mortgage and investment securities. During the year ended September 30, 2001, we originated approximately $164.6 million in total loans. Residential mortgage loans accounted for 74.1% of the originations, construction loans accounted for 7.5% of the originations, and commercial real estate for 15.3% of the originations during the year ended September 30, 2001. During the year ended September 30, 2000, we originated loans of approximately $171.2 million, and during the comparable period of 1999 we originated loans of approximately $175.5 million excluding loans acquired in the Citizens acquisition. Residential mortgage loans accounted for 54.0% of total loan originations for fiscal 2000 as compared to 79.5% of total loans originated for fiscal 1999. Commercial real estate loans accounted for 32.4% of total originations for fiscal 2000 as compared to 6.1% of total origination for fiscal 1999. This reflects management's strategy of increasing the amount of commercial real estate loans. Purchases of investment securities totaled $183.8 million for the year ended September 30, 2001, $124.1 million for the year ended September 30, 2000, and $474.3 million for the year ended September 30, 1999. At September 30, 2001, and 2000, CharterBank had loan commitments to borrowers of approximately $1.0 million and $5.1 million, respectively, and available home equity and unadvanced lines of credit of approximately $10.3 million and $7.4 million, respectively.

Deposit flows are affected by the level of interest rates, by the interest rates and products offered by competitors and by other factors. Total deposits were $200.4 million at September 30, 2001, as compared to $274.3 million at September 30, 2000. The decrease reflects the maturing of approximately $89.3 million in brokered deposits during the period that were replaced with borrowings. Total deposits decreased by $8.6 million during the year ended September 30, 2000, as compared to fiscal 1999, as retail certificates of deposits obtained through the Citizens acquisition matured and some were not renewed. Time deposit accounts scheduled to mature within one year were $119.4 million and $202.2 million at September 30, 2001, and 2000, respectively. While CharterBank has experienced deposit run-off, we anticipate that a significant portion of these certificates of deposit will remain on deposit.

CharterBank has traditionally been a well-capitalized savings bank, due, among other factors, to the unrealized gains on Freddie Mac stock. At September 30, 2001, and 2000, we exceeded each of the applicable regulatory capital requirements. Our tier 1 capital was $56.7 million and $51.7 million at September 30, 2001, and 2000, respectively. Tier 1 capital represented 15.0% and 13.2% of risk-weighted assets at September 30, 2001, and 2000, respectively. Tier 1 capital represented 9.4% and 7.5% of total regulatory assets at September 30, 2001, and 2000, which exceeds the well-capitalized requirements of 5.0%. At September 30, 2001 and 2000, respectively, we had a risk-based total capital of $113.5 million and $103.4 million and a risk-based capital ratio of 29.9% and 26.5%, which significantly exceeds the applicable well-capitalized requirements of 10%. We had additional unrealized gains that could not be included in Tier 2 capital due to the limitation that Tier 2 capital cannot exceed Tier 1 capital.

Capital expenses in connection with the construction of the Auburn branch during fiscal year 2001 totaled $1.6 million. We previously purchased the land upon which the branch is being built for approximately $500,000. We also anticipate that the purchase of a customer voice-response system and Internet banking software will cost approximately $250,000. We are implementing an imaging system that we anticipate will require capital expenditures of about $100,000 and additional expense of about the same for imaging existing loan files. Establishing other satellite branches and ATMs will involve additional capital expenditures that have not yet been determined. Other larger expenditures may include the purchase of land or buildings for future branch sites within our target market area. Except for the above, we do not anticipate any other material capital expenditures during fiscal year 2002. We do not have any balloon or other payments due on any long-term obligations or any off-balance sheet items other than the commitments and unused lines of credit noted above.

**Recent Accounting Pronouncements**
In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those financial instruments at fair value. If certain conditions are met, an entity may elect to designate a derivative as follows: a hedge of the exposure or changes in the fair value of a recognized asset or liability, or of an unrecognized firm commitment that is attributable to a particular risk; a hedge of the exposure to variability in the cash flows of a recognized asset or liability, or of a forecasted transaction, that is attributable to a particular risk; or a hedge of the foreign currency exposure of an unrecognized firm commitment, an available-for-sale security, a forecasted transaction or a net investment in a foreign operation. This statement generally provides for matching the timing of the recognition of the gain or loss of the hedging instrument with the recognition of the changes in the fair value of the item being hedged. Depending on the type of hedge, such recognition will be in either net income or other comprehensive income. For a derivative not designated as a hedging instrument, changes in fair value are recognized in net income in the period of change. The effective date of SFAS No. 133 was delayed until fiscal years beginning after June 15, 2000, with the issuance of SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133. In June 2000, the Financial Accounting Standards Board issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133. SFAS No. 138 amends the accounting and reporting standards of Statement No. 133 for certain derivative instruments and certain hedging activities. CharterBank adopted SFAS No. 133 and its related amendments on October 1, 2000, and, accordingly, conducted an assessment of the nature of its derivative instruments including an assessment of its embedded derivatives, which were determined to be clearly and closely related to its investment and debt instruments. SFAS No. 133 and its related amendments did not have a material impact on CharterBank's financial statement presentations.

In October 1998, the FASB issued SFAS No. 134, Accounting for Mortgage-Backed Securities Retained After the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise, which amends SFAS No. 65, Accounting for Certain Mortgage Banking Activities. This statement requires that after the securitization of mortgage loans held for sale, an entity engaged in mortgage banking activities classify the resulting mortgage-backed securities or other retained interests based on its ability and intent to sell or hold those investments.

CharterBank's adoption of this statement on October 1, 1998, did not have a material impact on our financial position or results of operation.

In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 140 replaces SFAS No. 125 issued in June 1996 and is effective for fiscal years ending after December 15, 2000. SFAS No. 140 addresses implementation issues that were identified in applying SFAS No. 125. SFAS No. 140 did not have a material impact on CharterBank.

**Impact of Inflation and Changing Prices**

The consolidated financial statements and accompanying notes of CharterBank have been prepared in accordance with Generally Accepted Accounting Principles ("GAAP"). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than do the effects of inflation.

# Financial Statements

**CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES**

Consolidated Statements of Assets and Liabilities Transferred in Reorganization

September 30, 2001 and 2000

| Assets | | 2001 | 2000 |
|---|---|---|---|
| Cash and amounts due from depository institutions (note 18) | $ | 10,761,296 | 5,562,675 |
| Interest-bearing deposits in other financial institutions | | 5,367,428 | 2,629,767 |
| Cash and cash equivalents | | 16,128,724 | 8,192,442 |
| Loans held for sale, market value of $1,300,000 and $839,000 at September 30, 2001 and 2000, respectively | | 1,299,913 | 832,526 |
| Freddie Mac common stock and other equity securities (note 4) | | 302,623,174 | 251,660,938 |
| Mortgage-backed securities and collateralized mortgage obligations available for sale (notes 5 and 13) | | 326,613,736 | 367,707,904 |
| Other investment securities available for sale (note 4) | | — | 13,882,374 |
| Federal Home Loan Bank stock (notes 4 and 13) | | 11,587,500 | 12,587,500 |
| Loans receivable | | 229,946,625 | 259,699,417 |
| Unamortized loan origination (fees) costs, net | | (66,025) | 113,317 |
| Allowance for loan losses | | (5,289,778) | (6,346,001) |
| Loans receivable, net (notes 6 and 13) | | 224,590,822 | 253,466,733 |
| Real estate owned (note 7) | | 434,142 | 629,993 |
| Accrued interest and dividends receivable (note 8) | | 3,175,819 | 4,476,844 |
| Premises and equipment, net (note 9) | | 4,825,304 | 3,534,071 |
| Other assets (notes 9, 10, and 11) | | 3,640,791 | 3,990,493 |
| Total assets | $ | 894,919,925 | 920,961,818 |
| **Liabilities and Equity** | | | |
| Liabilities: | | | |
| Deposits (note 12) | $ | 200,354,967 | 274,370,643 |
| Borrowings (note 13) | | 309,424,000 | 352,218,500 |
| Advance payments by borrowers for taxes and insurance | | 1,794,285 | 1,998,777 |
| Deferred income taxes (note 14) | | 112,378,627 | 92,119,785 |
| Offering proceeds in escrow (note 21) | | 19,978,915 | — |
| Other liabilities (note 6) | | 14,073,306 | 9,324,980 |
| Total liabilities | | 658,004,100 | 730,032,685 |
| Equity (note 18): | | | |
| Retained earnings | | 56,058,287 | 51,029,038 |
| Accumulated other comprehensive income – net unrealized holding gains on securities available for sale | | 180,857,538 | 139,900,095 |
| Total equity | | 236,915,825 | 190,929,133 |
| Commitments and contingencies (notes 6, 16, and 19) | | | |
| Total liabilities and equity | $ | 894,919,925 | 920,961,818 |

See accompanying notes to consolidated financial statements.

## CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income and Comprehensive Income
Relating to Assets and Liabilities Transferred in Reorganization

Years ended September 30, 2001, 2000, and 1999

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Interest and dividend income: | | | |
| Debt securities | $ 651,936 | 1,194,033 | 1,524,095 |
| Equity securities | 4,483,643 | 4,043,513 | 3,461,704 |
| Mortgage-backed securities and collateralized mortgage obligations | 21,150,446 | 27,476,406 | 16,592,249 |
| Loans receivable | 21,441,540 | 21,075,913 | 15,015,066 |
| Interest-bearing deposits in other financial institutions | 343,910 | 159,089 | 148,332 |
| Total interest and dividend income | 48,071,475 | 53,948,954 | 36,741,446 |
| Interest expense: | | | |
| Deposits (note 12) | 10,737,520 | 13,932,849 | 10,423,679 |
| Borrowings (note 13) | 20,908,272 | 22,714,554 | 12,917,754 |
| Total interest expense | 31,645,792 | 36,647,403 | 23,341,433 |
| Net interest income | 16,425,683 | 17,301,551 | 13,400,013 |
| Provision for loan losses (note 6) | 500,000 | 1,410,000 | 240,000 |
| Net interest income after provision for loan losses | 15,925,683 | 15,891,551 | 13,160,013 |
| Noninterest income: | | | |
| Loan servicing fees | 411,040 | 410,468 | 290,615 |
| Service charges on deposit accounts | 681,464 | 700,568 | 377,717 |
| Gain on sale of loans and servicing released loan fees | 1,580,257 | 730,457 | 1,133,050 |
| (Loss) gain on sale of mortgage-backed securities, collateralized mortgage obligations, and other investments (notes 4 and 5) | (1,023) | (127,636) | 395,645 |
| Gain on disposition of Freddie Mac common stock (note 4) | — | — | 35,865,650 |
| Equity in (loss) earnings of limited partnership (note 11) | (1,200,488) | (28,602) | 448,000 |
| Other | 181,344 | 263,787 | 239,217 |
| Total noninterest income | 1,652,594 | 1,949,042 | 38,749,894 |
| Noninterest expenses: | | | |
| Salaries and employee benefits (note 15) | 6,244,988 | 4,956,345 | 4,193,329 |
| Occupancy | 1,578,354 | 1,942,041 | 1,252,843 |
| Furniture and equipment | 398,788 | 419,208 | 379,188 |
| Net cost of operations of real estate owned | 144,245 | 106,785 | 18,718 |
| Federal insurance premiums and other regulatory fees | 222,249 | 267,498 | 259,828 |
| Marketing | 448,408 | 375,787 | 315,327 |
| Charitable contributions (note 4) | 28,218 | 61,689 | 2,181,656 |
| Legal and professional | 639,882 | 1,455,120 | 752,677 |
| Amortization and impairment of intangibles (note 3) | — | 4,533,333 | 66,667 |
| Other | 1,711,070 | 1,824,538 | 1,328,991 |
| Total noninterest expenses | 11,416,202 | 15,942,344 | 10,749,224 |
| Income before income taxes, carried forward | $ 6,162,075 | 1,898,249 | 41,160,683 |

## CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income and Comprehensive Income
Relating to Assets and Liabilities Transferred in Reorganization
Years ended September 30, 2001, 2000, and 1999
*(Continued)*

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Income before income taxes, brought forward | $ 6,162,075 | 1,898,249 | 41,160,683 |
| Income tax expense (note 14) | 1,405,973 | 1,260,088 | 14,332,922 |
| Net income | 4,756,102 | 638,161 | 26,827,761 |
| Other comprehensive income (loss), net of tax: | | | |
| Unrealized holding gains (losses) arising during the year, net of income taxes of $25,748,085, $2,879,443, and $(20,904,507) for 2001, 2000, and 1999, respectively | 40,956,815 | 4,580,253 | (2,050,134) |
| Less reclassification adjustment for (losses) gains included in net income, net of income taxes of $(395), $(49,267), and $10,296,426 for 2001, 2000 and 1999, respectively | (628) | (78,369) | 22,264,435 |
| Total other comprehensive income (loss) | 40,957,443 | 4,658,622 | (24,314,569) |
| Comprehensive income | $ 45,713,545 | 5,296,783 | 2,513,192 |

See accompanying notes to consolidated financial statements.

CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity Transferred in Reorganization

Years ended September 30, 2001, 2000, and 1999

| | Retained earnings | Accumulated other comprehensive income – net unrealized holding gains on securities available for sale | Total equity |
|---|---|---|---|
| Balance at September 30, 1998 | $ 23,127,392 | 159,556,042 | 182,683,434 |
| Net income | 26,827,761 | — | 26,827,761 |
| Capital contribution | 201,598 | — | 201,598 |
| Change in net unrealized holding gains on securities, net of income taxes of $10,608,081 | — | (24,314,569) | (24,314,569) |
| Balance at September 30, 1999 | 50,156,751 | 135,241,473 | 185,398,224 |
| Net income | 638,161 | — | 638,161 |
| Capital contribution | 234,126 | — | 234,126 |
| Change in net unrealized holding gains on securities, net of income taxes of $2,928,710 | — | 4,658,622 | 4,658,622 |
| Balance at September 30, 2000 | 51,029,038 | 139,900,095 | 190,929,133 |
| Net income | 4,756,102 | — | 4,756,102 |
| Capital contribution | 273,147 | — | 273,147 |
| Change in net unrealized holding gains on securities, net of income taxes of $25,748,480 | — | 40,957,443 | 40,957,443 |
| Balance at September 30, 2001 | $ 56,058,287 | 180,857,538 | 236,915,825 |

See accompanying notes to consolidated financial statements.

**CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES**

Consolidated Statements of Cash Flows of Assets and Liabilities
Transferred in Reorganization

Years ended September 30, 2001, 2000, and 1999

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ 4,756,102 | 638,161 | 26,827,761 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Provision for loan losses | 500,000 | 1,410,000 | 240,000 |
| Depreciation and amortization | 736,700 | 1,378,240 | 731,851 |
| Provision for asset impairment | — | 3,803,333 | — |
| Deferred income tax (benefit) expense | (5,489,648) | 322,177 | 7,831,928 |
| Equity in loss (earnings) of limited partnerships | 1,200,488 | 28,602 | (448,000) |
| (Accretion) amortization of premiums and discounts, net | (2,972,099) | (454,812) | 136,024 |
| Gain on sale of loans | (1,580,257) | (730,457) | (1,133,050) |
| Proceeds from sale of loans | 65,366,632 | 36,916,233 | 24,261,833 |
| Originations and purchases of loans held for sale | (64,253,762) | (34,121,504) | (22,435,402) |
| Loss (gain) on sales of mortgage-backed securities, collateralized mortgage obligations, and other investments | 1,023 | 127,636 | (395,645) |
| Donation of FNMA stock | — | 25,633 | — |
| Gain on disposition of stock | — | — | (35,865,650) |
| Loss on sales of real estate owned | 122,266 | 69,353 | 15,248 |
| Donation of real estate owned | — | 17,000 | — |
| Freddie Mac common stock contributed to charitable organization | — | — | 2,152,500 |
| Changes in assets and liabilities: | | | |
| Decrease (increase) in accrued interest and dividends receivable | 1,301,025 | (81,691) | (1,096,608) |
| Decrease (increase) in income tax refunds receivable | — | 3,145,376 | (3,145,376) |
| (Increase) decrease in other assets | (1,136,640) | 1,050,627 | (223,465) |
| Increase (decrease) in other liabilities | 4,748,326 | (2,226,803) | 2,872,043 |
| Net cash provided by operating activities | 3,300,156 | 11,317,104 | 325,992 |
| Cash flows from investing activities: | | | |
| Proceeds from sales of mortgage-backed securities and collateralized mortgage obligations available for sale | 189,420,664 | 67,269,563 | 260,278,302 |
| Principal collections on mortgage-backed securities and collateralized mortgage obligations available for sale | 52,471,823 | 40,206,702 | 41,812,636 |
| Purchases of mortgage-backed securities and collateralized mortgage obligations available for sale | (183,717,769) | (120,209,208) | (422,174,802) |
| Purchases of equity securities and other investment securities available for sale | (48,174) | (3,892,500) | (52,103,423) |
| Principal collections on other investment securities available for sale | — | 16,712,500 | — |
| Proceeds from sale of other investment securities available for sale | 15,564,771 | 3,135,170 | 28,149,121 |
| Proceeds from redemption of FHLB stock | 1,000,000 | — | — |
| Proceeds from sale of Freddie Mac stock | — | — | 34,468,568 |
| Net decrease (increase) in loans receivable, exclusive of loan sales | 27,618,347 | (47,698,339) | (9,694,763) |
| Proceeds from sale of real estate owned | 831,149 | 783,655 | 303,487 |
| Purchases of premises and equipment, net of dispositions | (1,742,079) | (529,882) | (459,310) |
| Purchase of loans | — | — | (8,271,001) |
| Acquisition of Citizens Bancgroup, Inc., net of cash paid | — | — | 1,404,425 |
| Net cash provided by (used in) investing activities | 101,398,732 | (44,222,339) | (126,286,760) |

**CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES**

Consolidated Statements of Cash Flows of Assets and Liabilities
Transferred in Reorganization

Years ended September 30, 2001, 2000, and 1999
*(Continued)*

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Cash flows from financing activities: | | | |
| Offering proceeds in escrow | $ 19,978,915 | — | — |
| Net increase in savings and demand deposit accounts | 12,243,390 | 175,114 | 4,521,548 |
| Net (decrease) increase in time deposits | (86,259,066) | (8,769,849) | 100,791,763 |
| Proceeds from Federal Home Loan Bank advances | 434,935,014 | 676,853,978 | 367,600,000 |
| Principal payments on advances from Federal Home Loan Bank | (457,935,014) | (647,753,978) | (358,950,000) |
| Proceeds from other borrowings | 1,471,021,087 | 1,505,184,509 | 862,308,219 |
| Principal payments on other borrowings | (1,490,815,587) | (1,494,932,778) | (846,729,450) |
| Net (decrease) increase in advance payments by borrowers for taxes and insurance | (204,492) | (35,925) | 292,410 |
| Capital contribution | 273,147 | 234,126 | 201,598 |
| Net cash (used in) provided by financing activities | (96,762,606) | 30,955,197 | 130,036,088 |
| Net increase (decrease) in cash and cash equivalents | 7,936,282 | (1,950,038) | 4,075,320 |
| Cash and cash equivalents at beginning of year | 8,192,442 | 10,142,480 | 6,067,160 |
| Cash and cash equivalents at end of year | $ 16,128,724 | 8,192,442 | 10,142,480 |
| Supplemental disclosures of cash flow information: | | | |
| Interest paid | $ 32,688,743 | 36,872,174 | 25,104,646 |
| Income taxes paid | $ 2,947,150 | — | 11,192,000 |
| Detail of acquisitions: | | | |
| Fair value of assets acquired | $ — | — | 41,033,492 |
| Liabilities assumed | — | — | (42,437,917) |
| Net cash acquired in acquisition | $ — | — | (1,404,425) |
| Financing activities: | | | |
| Real estate acquired through foreclosure of the loans receivable | $ 757,564 | 1,277,793 | 351,305 |
| Contribution of real estate acquired for sale to charity | $ — | 17,002 | — |

See accompanying notes to consolidated financial statements.

## (1) Summary of Significant Accounting Policies

The consolidated financial statements of Charter Financial Corporation and subsidiaries (the "Company") include the financial statements of Charter Financial Corporation and the following wholly owned subsidiaries: CharterBank (the "Bank") and Charter Insurance Company. All intercompany accounts and transactions have been eliminated in consolidation.

Charter Financial Corporation was formed through the reorganization of CharterBank in October 2001. The consolidated financial statements of Charter Financial Corporation and subsidiaries reflect the assets and liabilities transferred in such reorganization and the related earnings thereon. Refer to note 21 for further discussion of this reorganization.

The consolidated financial statements of Charter Financial Corporation and subsidiaries reflect the assets and liabilities transferred to the Company in the reorganization. Specifically, historical financial information is that of the predecessor entity, CharterBank and subsidiary, adjusted to retroactively reflect the transfer of the 400,000 shares of Freddie Mac common stock and the $100,000 in cash to First Charter, MHC. Operating data has also been retroactively adjusted for such effects; furthermore, for the years ended September 30, 2001, 2000, and 1999, the Company has reflected the retention of the net capital resulting from the dividend income on such 400,000 shares of Freddie Mac common stock, net of income taxes, as contributed capital in its equity.

CharterBank was organized as a federally chartered mutual savings and loan association in 1954. CharterBank is primarily regulated by the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"), and undergoes periodic examinations by those regulatory authorities.

The Company primarily provides mortgage loans and a full range of deposit products to individual customers through its main office in West Point, Georgia and five full-service branch offices located in LaGrange, Georgia, Auburn, Alabama, and Valley, Alabama. In addition, the Company operates four loan production offices located in various Georgia and Alabama locations. The Company primarily competes with other financial institutions in its market area within west central Georgia and east central Alabama. The Company considers its primary lending market to be the states of Georgia and Alabama.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to prevailing practices within the financial institutions industry. The following is a summary of the significant accounting policies that the Company follows in presenting its consolidated financial statements.

### *(a) Basis of Presentation*

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenue and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, and mortgage loan prepayment assumptions used to determine the amount of revenue recognition on mortgage-backed securities and collateralized mortgage obligations. In connection with the determination of the allowance for loan losses and the value of real estate owned, management obtains independent appraisals for significant properties. In connection with the determination of revenue recognition on mortgage-backed securities and collateralized mortgage obligations, management obtains independent estimates of mortgage loan prepayment assumptions, which are based partly on historical prepayments and current interest rates.

A substantial portion of the Company's loans are secured by real estate located in its market area. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in the real estate market conditions of this market area.

### *(b) Cash Equivalents*

Cash equivalents, as presented in the consolidated financial statements, include amounts due from other depository institutions and interest-bearing deposits in other financial institutions. Generally, interest-bearing deposits in other financial institutions are for one-day periods.

### *(c) Investments, Mortgage-Backed Securities, and Collateralized Mortgage Obligations*

Investments, mortgage-backed securities, and collateralized mortgage obligations available for sale are reported at fair value, as determined by independent quotations. Investment in stock of a Federal Home Loan Bank is required of every federally insured financial institution who utilizes its services. Generally, the Federal Home Loan Bank will repurchase excess stock at cost; accordingly, the investment in Federal Home Loan Bank stock is carried at cost which approximates its fair value.

Purchase premiums and discounts on investment securities are amortized and accreted to interest income using a method which approximates a level yield over the period to maturity of the related securities. Purchase premiums and discounts on mortgage-backed securities and collateralized mortgage obligations are amortized and accreted to interest income using the interest method over the remaining lives of the securities, taking into consideration assumed prepayment patterns.

Gains and losses on sales of investments, mortgage-backed securities, and collateralized mortgage obligations are recognized on the trade date, based on the net proceeds received and the adjusted carrying amount of the specific security sold.

A decline in the market value of any available for sale security below cost that is deemed other than temporary results in a charge to earnings and the establishment of a new cost basis for that security. At September 30, 2001, the Company did not have any securities with other than temporary impairment.

### *(d) Loans and Interest Income*

Loans are reported at the principal amounts outstanding, net of unearned income, deferred loan fees/origination costs, and the allowance for loan losses. Loans held for sale are carried at the lower of aggregate cost or market, with market determined on the basis of open commitments for committed loans. For uncommitted loans, market is determined on the basis of current delivery prices in the secondary mortgage market.

Interest income is recognized using the simple interest method on the balance of the principal amount outstanding. Unearned income, primarily arising from deferred loan fees, net of certain origination costs, and deferred gains on the sale of the guaranteed portion of Small Business Administration (SBA) loans, is amortized over the lives of the underlying loans using the interest method over the contractual life of the loans.

The accrual of interest income is discontinued on loans which become contractually past due by 90 days or when reasonable doubt exists as to the full timely collection of interest or principal. Interest previously accrued but not collected is reversed against current period interest income when such loans are placed on nonaccrual status. Interest on nonaccrual loans, which is ultimately collected, is credited to income in the period received.

Statement of Financial Accounting Standards (SFAS) No. 114, *Accounting by Creditors for Impairment of a Loan*, requires impaired loans to be measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent, beginning in fiscal 1996. In October 1994, the FASB issued SFAS No. 118, *Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures*, which amends the requirements of SFAS No. 114 regarding interest income recognition and related disclosure requirements. Under the provisions of SFAS No. 114 and SFAS No. 118, a loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement. The provisions of SFAS No. 114 do not apply to large pools of smaller balance homogeneous loans, such as consumer and installment loans, which are collectively evaluated for impairment. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Cash receipts on impaired loans which are accruing interest are applied to principal and interest under the contractual terms of the loan agreement. Cash receipts on impaired loans for which the accrual of interest has been discontinued are applied to reduce the principal amount of such loans until the principal has been recovered and are recognized as interest income thereafter.

Gains or losses on the sale of mortgage loans are recognized at settlement dates and are computed as the difference between the sales proceeds received and the net book value of the mortgage loans sold. At the time of sale, a servicing asset is recorded if expected servicing revenues exceed an amount approximating adequate servicing compensation. For sales of the SBA guaranteed portion of loans, the basis in the portion of the loan sold is determined by allocating the loan carrying value to the portion sold, portion retained, and servicing asset, if any, based on their relative fair values. The servicing asset, included in other assets, is amortized using the interest method over the estimated life of the serviced loans considering assumed prepayment patterns.

### *(e) Allowance for Loan Losses*

The allowance for loan losses is adjusted through provisions for loan losses charged or credited to operations. Loans are charged off against the allowance for loan losses when management believes that the collection of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is determined through consideration of such factors as changes in the nature and volume of the portfolio, overall portfolio quality, delinquency trends, adequacy of collateral, loan concentrations, specific problem loans, and economic conditions that may affect the borrowers' ability to pay.

To the best of management's ability, all known and inherent losses that are both probable and reasonable to estimate have been recorded. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to adjust the allowance based on their judgment about information available to them at the time of their examination.

### *(f) Real Estate Owned*

Real estate acquired through foreclosure, consisting of properties obtained through foreclosure proceedings or acceptance of a deed in lieu of foreclosure, is reported on an individual asset basis at the lower of cost or fair value, less disposal costs. Fair value is determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources. When properties are acquired through foreclosure, any excess of the loan balance at the time of foreclosure over the fair value of the real estate held as collateral is recognized and charged to the allowance for loan losses. Subsequent write-downs are charged to a separate allowance for losses pertaining to real estate owned, established through provisions for estimated losses on real estate owned charged to operations. Based upon management's evaluation of the real estate acquired through foreclosure, additional expense is recorded when necessary in an amount sufficient to restore the allowance to an adequate level. Gains recognized on the disposition of the properties are recorded in other income.

Costs of improvements to real estate are capitalized, while costs associated with holding the real estate are charged to operations.

### *(g) Premises and Equipment*

Premises and equipment are stated at cost, less accumulated depreciation which is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of the assets range from 20 to 50 years for buildings and improvements and three to 15 years for furniture, fixtures, and equipment.

### *(h) Mortgage Banking Activities*

In September 2000, the Financial Accounting Standards Board (FASB) issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. SFAS No. 140 amended SFAS No. 125. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.

Mortgage loan servicing rights are included in other assets. Mortgage servicing rights are stated at cost, less accumulated amortization and impairment valuation allowance. The Company recognizes, as separate assets, rights to service mortgage loans for others, either purchased or through Company originations. Mortgage servicing rights which are acquired through either the purchase or origination of mortgage loans are recognized as separate assets when the Company sells or securitizes those loans with servicing rights retained. For originated and purchased mortgage loans, the amount of the mortgage servicing rights to be recognized is determined based upon an allocation of the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. Fair value is determined by discounted cash flow analyses using appropriate assumptions for servicing fee income, servicing fee costs, prepayment rates, and discount rates. For mortgage servicing rights acquired separate from the mortgage loans, the Company capitalizes the amount paid.

The cost of the mortgage servicing rights is amortized in proportion to and over the period of net servicing income which is estimated to be generated by the underlying mortgage servicing rights.

In accordance with SFAS No. 140, the Company periodically assesses its capitalized mortgage servicing rights for impairment based upon the fair value of those rights. To measure the fair value of its mortgage servicing rights, the Company uses discounted cash flow analyses taking into consideration appropriate assumptions for servicing fee income, servicing fee costs, prepayment rates, and discount rates. The Company stratifies its capitalized mortgage servicing rights for the purpose of evaluating impairment, taking into consideration relevant risk characteristics, including loan type, note rate, and note term. If the recorded amount of the mortgage servicing rights exceeds the fair value, the amount of the impairment is recognized through a valuation allowance, with a corresponding charge to operations. Additionally, the Company will prospectively accelerate future amortization if a reduction in expected future net servicing income is estimated.

Fees for servicing loans for investors are based on the outstanding principal balance of the loans serviced and are recognized as income when earned.

### *(i) Insurance*

At September 30, 2001, the Company was covered under a $5,000,000 banker's blanket bond policy and a $1,000,000 errors and omissions policy. The Company is also covered with a $10,000,000 umbrella policy.

### *(j) Investment in Limited Partnerships*

The carrying value of the Company's share (based on its underlying ownership interest) of limited partnerships is based on the Company's original investment adjusted for its pro rata share of the partnerships' net income or losses.

### *(k) Income Taxes*

The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, *Accounting for Income Taxes*. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

### *(l) Comprehensive Income*

Comprehensive income for the Company consists of net income for the period and unrealized holding gains and losses on investments, mortgage-backed securities, and collateralized mortgage obligations classified as available for sale, net of income taxes.

### *(m) Goodwill and Other Intangible Assets*

Goodwill and other intangible assets include costs in excess of net assets acquired and deposit premiums recorded in connection with the acquisition of Citizens Bancgroup, Inc. These intangible assets were amortized using the straight-line method over five years.

The Company examines the carrying value of its intangible assets to determine whether there are any impairment losses. If indicators of impairment were present in intangible assets used in operations and undiscounted future cash flows were not expected to be sufficient to recover the assets' carrying amount, an impairment loss would be charged to expense in the period identified.

### *(n) Accounting Pronouncements*

In June 1998, the FASB issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those financial instruments at fair value. The effective date of SFAS No. 133 was delayed until fiscal years beginning after

June 15, 2000 with the issuance of SFAS No. 137, *Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133*. In June 2000, the Financial Accounting Standards Board issued SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of FASB Statement No. 133*. SFAS No. 138 amends the accounting and reporting standards of Statement No. 133 for certain derivative instruments and certain hedging activities. The Company adopted SFAS No. 133, as amended, on October 1, 2000. The adoption of SFAS No. 133, as amended, did not have a material impact on the Company's consolidated financial statements.

In September 2000, the FASB issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. SFAS No. 140 replaces SFAS No. 125 issued in June 1996 and is effective for the Company beginning in its 2001 fiscal year. SFAS No. 140 addresses implementation issues that were identified in applying SFAS No. 125. SFAS No. 140 has not materially impacted the Company.

## (2) Business Combination

Effective August 18, 1999, the Company acquired all of the issued and outstanding shares of Citizens Bancgroup, Inc. ("CNB"), Valley, Alabama, and its wholly owned banking subsidiary, Citizens National Bank, for a purchase price of approximately $2,250,000 in cash. The acquisition has been accounted for using the purchase method of accounting and, hence, the results of operations of CNB have been included in the consolidated financial statements from the aforementioned effective date. The assets and liabilities of CNB, including purchase accounting adjustments, as of the date of the acquisition, were as follows:

| | | |
|---|---|---|
| Loans, net | $ | 24,722,000 |
| Other earning assets | | 10,458,000 |
| Other assets | | 4,908,000 |
| Goodwill and other intangibles | | 4,600,000 |
| | | 44,688,000 |
| Deposits | | 42,041,000 |
| Other liabilities | | 397,000 |
| Purchase price | $ | 2,250,000 |

The following summarizes the unaudited pro forma consolidated results of operations assuming CNB was acquired in a purchase accounting transaction on October 1, 1998:

| | 1999 |
|---|---|
| Interest income | $ 41,787,000 |
| Net interest income | $ 16,150,000 |
| Noninterest income | $ 39,404,000 |
| Net income | $ 23,807,000 |

### (3) Goodwill and Other Intangible Assets

Goodwill and other intangible assets at September 30, 2000 consists of the following:

| | |
|---|---|
| Goodwill | $ 3,125,000 |
| Deposit premium | 1,475,000 |
| | 4,600,000 |
| Accumulated amortization and allowance for impairment | (4,600,000) |
| Goodwill and other intangible assets, net | $ — |

The Company examined the carrying amount of its intangible assets to determine whether there are any impairment losses. The analysis for the year ended September 30, 2000 indicated that undiscounted future cash flows associated with the purchase of assets and assumption of liabilities of CNB would be negative and therefore insufficient to recover the carrying amount of the related intangible assets primarily due to charge-offs of loans purchased. Accordingly, the Company recorded an impairment loss of $3,603,333 in addition to scheduled amortization of $930,000 for the year ended September 30, 2000.

## (4) Investment Securities

Investment securities available for sale are summarized as follows:

| | September 30, 2001 | | | |
|---|---|---|---|---|
| | Amortized cost | Gross unrealized gains | Gross unrealized losses | Estimated fair value |
| Freddie Mac common stock | $ 6,316,533 | 296,258,467 | — | 302,575,000 |
| Other equity securities available for sale | 48,174 | — | — | 48,174 |
| | $ 6,364,707 | 296,258,467 | — | 302,623,174 |

| | September 30, 2000 | | | |
|---|---|---|---|---|
| | Amortized cost | Gross unrealized gains | Gross unrealized losses | Estimated fair value |
| Freddie Mac common stock | $ 6,316,533 | 245,344,405 | — | 251,660,938 |
| Other: | | | | |
| U.S. Government agencies | 14,448,989 | — | 1,569,115 | 12,879,874 |
| Corporate debt | 1,000,000 | 2,500 | — | 1,002,500 |
| | 15,448,989 | 2,500 | 1,569,115 | 13,882,374 |
| | $ 21,765,522 | 245,346,905 | 1,569,115 | 265,543,312 |

The Company's investment in Federal Home Loan Bank stock was $11,587,500 and $12,587,500 at September 30, 2001 and 2000, respectively. Under SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, the investment in Federal Home Loan Bank stock is carried at cost because it is considered a restricted stock investment. The investment in Federal Home Loan Bank stock was not considered impaired at September 30, 2001 and 2000.

Proceeds from sales of investment securities during 2001, 2000, and 1999 were $15,564,771, $3,135,170, and $28,149,121, respectively. Gross gains of $-0-, $185,337, and $148,097, were realized on those sales for 2001, 2000, and 1999, respectively, and gross realized losses on sales of investment securities for 2001, 2000, and 1999 were $42,229, $22,072, and $12,968, respectively.

During 2000, the Company donated 425 shares of Fannie Mae stock with a fair value of $25,633 to LaGrange College. The Company recognized a gain on the disposition of the stock of $16,694 and recorded contribution expense for the total fair value in 2000.

During 1999, the Company donated 35,000 shares of Freddie Mac common stock with a fair value of $2,152,500 to a charitable foundation formed by the Company. The Company recognized a gain on the disposition of the stock of $2,117,365 and recorded contribution expense for the total fair value in 1999.

During the year ended September 30, 1999, the Company sold 570,000 shares of Freddie Mac common stock with a fair value of $34,468,568. The Company recognized a gain on the disposition of the stock of $33,748,285.

No investment securities were pledged to secure Federal Home Loan Bank advances or to collateralize securities sold under agreements to repurchase at September 30, 2001. Investment securities with an aggregate carrying amount of $13,882,374 at September 30, 2000 were pledged to secure Federal Home Loan Bank advances and to collateralize securities sold under agreements to repurchase.

## (5) Mortgage-Backed Securities and Collateralized Mortgage Obligations

Mortgage-backed securities and collateralized mortgage obligations available for sale are summarized as follows:

| | September 30, 2001 | | | |
|---|---|---|---|---|
| | **Amortized cost** | **Gross unrealized gains** | **Gross unrealized losses** | **Estimated fair value** |
| Mortgage-backed securities: | | | | |
| FNMA certificates | $ 16,517,781 | 113,178 | 10,755 | 16,620,204 |
| GNMA certificates | 20,080,715 | 166,945 | 17,857 | 20,229,803 |
| Collateralized mortgage obligations: | | | | |
| FNMA | 74,091,232 | 67,105 | 539,076 | 73,619,261 |
| GNMA | 5,081,497 | — | 44,309 | 5,037,188 |
| FHLMC | 140,128,049 | 186,436 | 637,338 | 139,677,147 |
| Other | 72,416,679 | 121,982 | 1,108,528 | 71,430,133 |
| | $ 328,315,953 | 655,646 | 2,357,863 | 326,613,736 |

| | September 30, 2000 | | | |
|---|---|---|---|---|
| | **Amortized cost** | **Gross unrealized gains** | **Gross unrealized losses** | **Estimated fair value** |
| Mortgage-backed securities: | | | | |
| FNMA certificates | $ 52,832,211 | — | 2,049,108 | 50,783,103 |
| GNMA certificates | 85,700,103 | — | 3,529,073 | 82,171,030 |
| FHLMC certificates | 25,043,175 | 8,313 | 696,083 | 24,355,405 |
| Collateralized mortgage obligations: | | | | |
| FNMA | 78,831,227 | 107,091 | 1,160,820 | 77,777,498 |
| GNMA | 3,517,509 | — | 211,955 | 3,305,554 |
| FHLMC | 70,512,731 | 160,124 | 1,303,632 | 69,369,223 |
| Other | 67,198,421 | — | 7,252,330 | 59,946,091 |
| | $ 383,635,377 | 275,528 | 16,203,001 | 367,707,904 |

Proceeds from sales of mortgage-backed securities and collateralized mortgage obligations during 2001, 2000, and 1999 were $189,420,664, $67,269,563, and $260,278,302, respectively. Gross gains of $704,315, $38,957, and $757,275 and gross losses of $663,109, $346,552, and $496,759 were realized on those sales for 2001, 2000, and 1999, respectively.

Mortgage-backed securities and collateralized mortgage obligations with an aggregate carrying amount of $244,334,385 and $284,469,404 at September 30, 2001 and 2000, respectively, were pledged to secure Federal Home Loan Bank advances and to collateralize securities sold under agreements to repurchase.

The FASB has issued SFAS No. 119, *Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments*, which requires improved disclosures about derivative financial instruments; futures, forward, swap, or option contracts; or other financial instruments with similar characteristics. It also amends existing requirements of SFAS No. 105, *Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentration of Credit Risk*, and SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*. It requires that a distinction be made between financial instruments held or issued for the purposes of trading or for purposes other than trading. For derivative financial instruments held or issued for trading, disclosure of average fair values and of net trading gains or losses is required. At September 30, 2001 and 2000, the Company did not hold any derivative financial instruments for trading purposes. For derivative financial instruments held or issued for purposes other than trading, it requires disclosure about those purposes, about how the instruments are reported in the financial statements, and, if the purpose is hedging anticipated transactions, about the anticipated transactions, the classes of derivative financial instruments used to hedge those transactions, the amounts of hedging gains and losses deferred, and the transactions or other events that result in recognition of the deferred gains or losses in income. At September 30, 2001 and 2000, the Company did not hold any derivative financial instruments with the purpose of hedging transactions. The Company held collateralized mortgage obligations at September 30, 2001 and 2000. These investments are classified as available for sale and are carried at fair value in the Company's financial statements.

The following table shows additional information related to the collateralized mortgage obligations held by the Company:

| | September 30, 2001 | | | | | |
|---|---|---|---|---|---|---|
| | | Fair value | Weighted-average life | Yield | | Net unrealized loss |
| Fixed rate | $ | 74,785,226 | 9.06 years | 6.978% | $ | (879,737) |
| Variable rate | | 214,978,503 | 10.58 years | 4.301 | | (1,073,991) |
| Total | $ | 289,763,729 | 10.19 years | 4.992% | $ | (1,953,728) |

| | September 30, 2000 | | | | | |
|---|---|---|---|---|---|---|
| | | Fair value | Weighted-average life | Yield | | Net unrealized loss |
| Fixed rate | $ | 94,888,626 | 14.86 years | 6.937% | $ | (8,417,676) |
| Variable rate | | 115,509,740 | 16.62 years | 7.852% | | (1,243,846) |
| Total | $ | 210,398,366 | 15.83 years | 7.439% | $ | (9,661,522) |

## (6) Loans Receivable

Loans receivable are summarized as follows:

| | | September 30, 2001 | September 30, 2000 |
|---|---|---|---|
| 1-4 family residential real estate mortgage | $ | 129,222,817 | 152,821,962 |
| Commercial real estate | | 61,225,358 | 60,837,874 |
| Commercial | | 6,818,800 | 8,986,583 |
| Real estate construction | | 13,590,439 | 16,018,366 |
| Consumer and other | | 23,536,627 | 29,914,580 |
| Undisbursed proceeds of loans in process | | (4,447,416) | (8,879,948) |
| Loans receivable, net of undisbursed proceeds of loans in process | | 229,946,625 | 259,699,417 |
| Less: | | | |
| Unamortized loan origination fees (costs), net | | 66,025 | (113,317) |
| Allowance for loan losses | | 5,289,778 | 6,346,001 |
| | $ | 224,590,822 | 253,466,733 |

In addition to the above, the Company was servicing loans primarily for the Federal Home Loan Mortgage Corporation with aggregate principal balances of $132,506,482, $171,532,909, and $165,057,335 at September 30, 2001, 2000, and 1999, respectively.

Loans to certain executive officers, directors, and their associates totaled $445,574 and $883,886 at September 30, 2001 and 2000, respectively. Such loans were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal credit risk nor present other unfavorable features. The following is a summary of activity during 2001 with respect to such aggregate loans to these individuals and their associates and affiliated companies:

| | | |
|---|---|---|
| Balance at September 30, 2000 | $ | 883,886 |
| New loans | | 69,320 |
| Repayments | | (507,632) |
| Balance at September 30, 2001 | $ | 445,574 |

At September 30, 2001 and 2000, the Company had $2,311,821 and $2,830,774, respectively, of nonperforming loans. The following is a summary of interest income relating to nonperforming loans for the years ended September 30, 2001, 2000, and 1999.

| | | 2001 | 2000 | 1999 |
|---|---|---|---|---|
| Interest income at contractual rate | $ | 246,086 | 303,990 | 44,937 |
| Interest income actually recorded | | (141,609) | (127,679) | (16,195) |
| Reduction of interest income | $ | 104,477 | 176,311 | 28,742 |

The following is a summary of transactions in the allowance for loan losses:

| | | 2001 | 2000 | 1999 |
|---|---|---|---|---|
| Balance at beginning of year | $ | 6,346,001 | 5,709,802 | 2,054,288 |
| Loan loss reserve of acquired company | | — | — | 3,751,796 |
| Loans charged off | | (2,096,532) | (1,137,938) | (420,101) |
| Recoveries on loans previously charged off | | 540,309 | 364,137 | 83,819 |
| Provision for loan losses charged to operations | | 500,000 | 1,410,000 | 240,000 |
| Balance at end of year | $ | 5,289,778 | 6,346,001 | 5,709,802 |

At September 30, 2001 and 2000, pursuant to the definition within SFAS No. 114, the Company had impaired loans of approximately $306,000 and $1,200,000 with related amounts included in the allowance for loan losses of approximately $64,000 and $715,000, respectively.

The average recorded investment in impaired loans for the years ended September 30, 2001, 2000, and 1999 was approximately $753,000, $740,000, and $500,000, respectively. Interest income recognized on impaired loans for the years ended September 30, 2001, 2000, and 1999, was not significant.

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss, in the event of nonperformance by the customer for commitments to extend credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for recorded loans.

A summary of the Company's financial instruments with off-balance sheet risk at September 30, 2001 and 2000 is as follows:

| | 2001 | 2000 |
|---|---|---|
| Financial instruments whose contract amounts represent credit risk – commitments: | | |
| Mortgage loans | $ 1,047,550 | 5,109,000 |
| Open-end consumer loans | 6,611,399 | 6,953,873 |
| Open-end commercial loans | 3,699,589 | 456,254 |
| Construction loans | 4,447,416 | 8,879,948 |
| Total commitments | $ 15,805,954 | 21,399,075 |

The Company was also committed to sell loans of approximately $299,300 and $1,349,000 at September 30, 2001 and 2000, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but consists primarily of residential real estate.

The following summarizes the Company's commitments to fund fixed rate loans at September 30, 2001 and 2000:

| | Amount | Range of rates |
|---|---|---|
| September 30, 2001 | $ 777,500 | 6.00–10.00% |
| September 30, 2000 | $ 1,188,000 | 7.63–10.50% |

In the origination of mortgage loans, the Company enters into adjustable interest rate contracts with caps and floors written with the intent of managing its interest rate exposure. Interest rate caps and floors enable customers and the Company to transfer, modify, or reduce their interest rate risk. At September 30, 2001 and 2000, adjustable rate mortgage loans with interest rate caps and floors amounted to $83,673,000 and $117,758,166, respectively.

The Company has sold loans and has the obligation to repurchase any loan or loans that became 90 days or more delinquent. At September 30, 2001 and 2000, the balance of these loans was $5,357,265 and $7,602,761, respectively, with a related recourse reserve in other liabilities of $69,644 and $163,454 at September 30, 2001 and 2000, respectively.

### (7) Real Estate Owned

At September 30, 2001 and 2000, real estate owned is summarized as follows:

| | 2001 | 2000 |
|---|---|---|
| Real estate acquired through foreclosure | $ 434,142 | 629,993 |

### (8) Accrued Interest and Dividends Receivable

At September 30, 2001 and 2000, accrued interest and dividends receivable are summarized as follows:

| | 2001 | 2000 |
|---|---|---|
| Loans | $ 1,458,198 | 1,791,634 |
| Mortgage-backed securities and collateralized mortgage obligations | 1,509,566 | 2,265,767 |
| Investment securities | — | 170,011 |
| Other | 208,055 | 249,432 |
| | $ 3,175,819 | 4,476,844 |

## (9) Premises and Equipment

Premises and equipment at September 30, 2001 and 2000 is summarized as follows:

| | | 2001 | 2000 |
|---|---|---|---|
| Land | $ | 1,152,232 | 1,152,232 |
| Buildings and improvements | | 3,452,319 | 3,359,995 |
| Furniture, fixtures, and equipment | | 2,898,163 | 2,519,319 |
| Construction in progress | | 1,308,671 | 101,035 |
| | | 8,811,385 | 7,132,581 |
| Less accumulated depreciation | | 3,986,081 | 3,598,510 |
| | $ | 4,825,304 | 3,534,071 |

The Company recorded an impairment allowance of $200,000 during the year ended September 30, 2000 relating to certain buildings and improvements which represent current and former branch sites to be sold. The aggregate fair value of such properties (which are included in other assets) was estimated at $415,870 at September 30, 2001 and 2000.

## (10) Mortgage Servicing Rights

Activity in mortgage servicing rights (which are included in other assets) for the years ended September 30, 2001 and 2000 consists of the following:

| | | 2001 | 2000 |
|---|---|---|---|
| Balance at beginning of year | $ | 1,097,284 | 1,320,840 |
| Capitalized during the year | | 4,554 | 107,877 |
| Amortization expense | | (285,854) | (331,433) |
| Balance at end of year | $ | 815,984 | 1,097,284 |

There was no valuation allowance at September 30, 2001 and 2000.

## (11) Investment in Limited Partnership

During 1997, the Company purchased an interest in a limited partnership, which was formed to acquire mortgage servicing rights, for $5,000,000. The Company is allocated approximately 21% of the respective earnings or losses of this partnership. As discussed in note 1, the Company uses the equity method of accounting for its investment in this limited partnership because it exercises significant influence over the partnership. Accordingly, the Company recognized equity in the net (loss) earnings of the limited partnership of $(1,200,488) during 2001, $(28,602) during 2000, and $448,000 during 1999. An independent valuation of the mortgage servicing rights of the limited partnership is performed quarterly.

**CHARTER FINANCIAL CORPORATION**
**AND SUBSIDIARIES**

Notes to Consolidated Financial Statements

September 30, 2001 and 2000

Financial information (unaudited), including balance sheets as of September 30, 2001 and 2000 and the income statements for the years ended September 30, 2001, 2000, and 1999 for the partnership, is as follows:

| | | 2001 | 2000 |
|---|---|---|---|
| Cash | $ | 395,350 | 683,534 |
| Mortgage servicing rights, net | | 13,270,960 | 19,324,955 |
| Other assets, primarily current | | 39,442 | 491,911 |
| | $ | 13,705,752 | 20,500,400 |
| Long-term debt | $ | 8,325,000 | 10,950,000 |
| Other liabilities | | 1,120,630 | 479,076 |
| Partners' capital: | | | |
| CharterBank | | 670,910 | 1,871,398 |
| Other partners | | 3,589,212 | 7,199,926 |
| | $ | 13,705,752 | 20,500,400 |

| | | Years ended September 30, | | |
|---|---|---|---|---|
| | | 2001 | 2000 | 1999 |
| Revenues | $ | 3,486,090 | 6,211,819 | 7,627,343 |
| Expenses | | 9,306,638 | 6,350,495 | 5,466,224 |
| Net (loss) income | $ | (5,820,548) | (138,676) | 2,161,119 |
| CharterBank's equity in net (loss) income | $ | (1,200,488) | (28,602) | 448,000 |

## (12) Deposits

At September 30, 2001 and 2000, deposits are summarized as follows:

| | 2001 | | | 2000 | | |
|---|---|---|---|---|---|---|
| | Amount | Range of interest rates | Weighted-average interest rate | Amount | Range of interest rates | Weighted-average interest rate |
| Demand, NOW, and money market accounts | $ 43,778,812 | 0.00-2.47% | 1.45% | $ 33,462,598 | 0.00-5.73% | 2.66% |
| Savings deposits | 10,313,336 | 1.50 | 1.50 | 8,386,160 | 1.99 | 1.99 |
| Time deposits by original term: | | | | | | |
| Time deposits over $100,000 | 37,545,550 | 3.49-8.25 | 5.45 | 20,282,757 | 4.57-8.25 | 6.09 |
| Other time deposits: | | | | | | |
| 12 months or less | 89,922,322 | 3.26-7.03 | 5.24 | 132,630,681 | 4.15-7.60 | 6.31 |
| 13-36 months | 14,572,856 | 3.39-7.35 | 5.41 | 57,547,631 | 4.23-7.55 | 5.40 |
| 37 months or more | 4,222,091 | 4.07-8.25 | 6.12 | 22,060,816 | 4.15-8.00 | 5.78 |
| Total deposits | 200,354,967 | | 4.21 | 274,370,643 | | 6.01% |
| Accrued interest payable | 896,967 | | | 1,710,488 | | |
| | $ 201,251,934 | | | $ 276,081,131 | | |

During 2001 and 2000, the Company actively pursued out of market time deposits from various credit unions and/or brokers as a source of funds. The balance of the credit union deposits was $36,372,594 and $40,533,563 and of broker deposits was $-0- and $89,355,215 at September 30, 2001 and 2000, respectively.

At September 30, 2001, scheduled maturities of time deposits are as follows:

| Year ending September 30, | |
|---|---|
| 2002 | $ 119,368,890 |
| 2003 | 15,882,146 |
| 2004 | 4,982,199 |
| 2005 | 4,305,586 |
| 2006 | 1,496,850 |
| 2007 and thereafter | 227,148 |
| | $ 146,262,819 |

Interest expense on deposits for the years ended September 30, 2001, 2000, and 1999 is summarized as follows:

| | | 2001 | 2000 | 1999 |
|---|---|---|---|---|
| Demand, NOW, and money market accounts | $ | 814,627 | 765,137 | 449,325 |
| Savings deposits | | 160,912 | 274,959 | 291,947 |
| Time deposits | | 9,761,981 | 12,892,753 | 9,682,407 |
| | $ | 10,737,520 | 13,932,849 | 10,423,679 |

Deposits of certain officers, directors, and their associates totaled $1,684,861 and $1,123,378 at September 30, 2001 and 2000, respectively. Such deposits have substantially the same terms as those for comparable transactions with other persons.

## (13) Borrowings

At September 30, 2001 and 2000, borrowings are summarized as follows:

| | | 2001 | 2000 |
|---|---|---|---|
| Federal Home Loan Bank advances | $ | 211,750,000 | 234,750,000 |
| Securities sold under agreements to repurchase | | 97,674,000 | 117,468,500 |
| | $ | 309,424,000 | 352,218,500 |

Federal Home Loan Bank advances at September 30, 2001 and 2000 are summarized by year of maturity in the table below:

| | 2001 | | | | 2000 | | | |
|---|---|---|---|---|---|---|---|---|
| Due | | Amount | Interest rates | Weighted-average rate | | Amount | Interest rates | Weighted-average rate |
| Less than one year | $ | — | — | — | $ | 125,000,000 | 6.53–6.94% | 6.60 |
| One to two years | | 31,000,000 | 5.58-6.49 | 5.59 | | — | — | — |
| Two to three years | | 53,750,000 | 5.73 | 5.73 | | 31,000,000 | 6.46–6.49 | 6.46 |
| Thereafter | | 127,000,000 | 5.40-6.14 | 5.64 | | 78,750,000 | 4.85–6.48 | 5.83 |
| | $ | 211,750,000 | | 5.61 | $ | 234,750,000 | | 6.32 |

At September 30, 2001, the Company has pledged, under a specific collateral lien with the Federal Home Loan Bank (FHLB), all stock of the FHLB, certain qualifying first mortgage loans with unpaid principal balances totaling $142,454,621 and certain mortgage-backed securities and collateralized mortgage obligations with an aggregate fair value of $146,848,288.

The Company has $55,000,000 in adjustable rate advances and $156,750,000 in fixed rate advances from the FHLB at September 30, 2001.

At September 30, 2001, the Company had available line of credit commitments with the FHLB totaling $276,305,977 of which $211,750,000 was advanced and $64,555,977 was available at September 30, 2001.

As of September 30, 2001, the Company's fixed rate FHLB advances include $125,750,000 of advances that are callable by the FHLB under certain circumstances.

As of September 30, 2001, the Company's adjustable rate advances include $55,000,000 of advances which adjust periodically based on short-term rate indices, and have periodic floors.

The securities sold under agreements to repurchase at September 30, 2001 are secured by certain mortgage-backed securities and collateralized mortgage obligations with an aggregate fair value of $102,650,319. All securities sold under the agreements to repurchase are under the Company's control. The repurchase agreements at September 30, 2001 and 2000 have maturities of less than 45 days, and provide for the purchase of identical securities and specify delivery of the underlying securities to an approved custodian. The aggregate carrying amount of such securities sold under the agreements to repurchase exceeded the amount of repurchase liabilities by approximately $4,976,319 at September 30, 2001.

The following summarizes pertinent data related to securities sold under the agreements to repurchase for the years ended September 30, 2001, 2000, and 1999:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Weighted-average borrowing rate at year-end | 3.25% | 6.76 | 5.54 |
| Weighted-average borrowing rate during the year | 5.62% | 6.64 | 5.42 |
| Average daily balance during year | $ 117,600,366 | 122,725,585 | 60,134,537 |
| Maximum month-end balance during the year | $ 157,962,635 | 153,308,116 | 111,320,019 |

Interest expense on borrowings for the years ended September 30, 2001, 2000, and 1999 is summarized as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Securities sold under agreements to repurchase | $ 6,603,468 | 8,149,449 | 3,260,558 |
| Federal Home Loan Bank advances | 14,304,804 | 14,565,105 | 9,657,196 |
| | $ 20,908,272 | 22,714,554 | 12,917,754 |

CHARTER FINANCIAL CORPORATION
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2001 and 2000

**(14) Income Taxes**

Income tax expense (benefit) attributable to income from continuing operations for the years ended September 30, 2001, 2000, and 1999 consists of:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Federal: | | | |
| Current | $ 6,061,491 | 901,256 | 5,603,904 |
| Deferred | (4,847,991) | 273,850 | 6,657,139 |
| State: | | | |
| Current | 834,120 | 36,655 | 897,090 |
| Deferred | (641,647) | 48,327 | 1,174,789 |
| | $ 1,405,973 | 1,260,088 | 14,332,922 |

The difference between the actual total provision for Federal and state income taxes and Federal income taxes computed at the statutory rate of 35% for the years ended September 30, 2001 and 1999 and 34% for the year ended September 30, 2000 is summarized as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Computed "expected" tax expense | $ 2,156,726 | 645,405 | 14,406,239 |
| Increase (decrease) in tax expense resulting from: | | | |
| Dividends received deduction | (879,263) | (733,344) | (669,257) |
| Gain on disposition of stock | — | (5,676) | (741,078) |
| State income taxes, net of Federal tax effect | 125,107 | 56,088 | 1,346,721 |
| Change in the deferred tax asset valuation allowance | (85,278) | (266,554) | (35,518) |
| Goodwill amortization and impairment | — | 1,541,333 | — |
| Other, net | 88,681 | 22,836 | 25,815 |
| | $ 1,405,973 | 1,260,088 | 14,332,922 |

The effective tax rate for the years ended September 30, 2001, 2000, and 1999 was 22.82%, 66.38%, and 34.82%, respectively.

## CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2001 and 2000

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of September 30, 2001 and 2000 are presented below:

| | 2001 | 2000 |
|---|---|---|
| Deferred tax assets: | | |
| Georgia business credit carry forward | $ — | 180,483 |
| Allowance for loan losses | 1,000,239 | 1,436,582 |
| Deferred compensation | 225,264 | 195,054 |
| Alternative minimum tax credit carry forward | — | 175,848 |
| Self-insurance reserve | 9,266 | 55,099 |
| Charitable contributions carry forward | — | 652,225 |
| Investment in limited partnership | 907,772 | 603,957 |
| Real estate acquired through foreclosure | 78,616 | 119,525 |
| Net operating loss carry forward | — | 43,962 |
| Other | 313,735 | 148,659 |
| Total gross deferred tax assets | 2,534,892 | 3,611,394 |
| Less valuation allowance | — | 85,278 |
| Net deferred tax assets | 2,534,892 | 3,526,116 |
| Deferred tax liabilities: | | |
| Deferred loan fees, net | 106,192 | 539,482 |
| Mortgage servicing rights | 307,789 | 413,896 |
| Net unrealized holding gains on securities available for sale | 113,698,702 | 87,950,222 |
| Investment securities market adjustment for tax reporting | 647,391 | 6,598,770 |
| Federal Home Loan Bank stock dividends | 41,845 | 45,862 |
| Other | 111,600 | 97,669 |
| Total gross deferred tax liabilities | 114,913,519 | 95,645,901 |
| Net deferred tax liabilities | $ 112,378,627 | 92,119,785 |

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at September 30, 2001.

### (15) Employee Benefits

Prior to December 31, 1999, the Company had a qualified noncontributory defined benefit retirement plan covering substantially all of its employees. Employees covered under the plan were eligible to participate after completion of one year of service. The benefits were based on each employee's years of service up to a maximum of 25 years, and the average of the highest five consecutive annual salaries. An employee became fully vested upon completion of five years of qualifying service. Normal retirement age was 65, but provision was made for earlier retirement. It was the policy of the Company to fund the maximum amount that could be deducted for Federal income tax purposes. Plan assets consisted primarily of listed common stocks and cash. The plan was frozen effective December 31, 1999 and the termination process initiated with disbursements being made to eligible participants following completion of the termination.

The following table sets forth the funded status of the plan at September 30, 2001 and 2000:

| | | September 30, | |
|---|---|---|---|
| | | **2001** | **2000** |
| Change in benefit obligation: | | | |
| Projected benefit obligation at beginning of period | $ | 576,498 | 1,557,877 |
| Service cost | | — | 51,322 |
| Interest cost | | — | 76,493 |
| Amendments | | — | 576,498 |
| Actuarial loss | | — | 493,970 |
| Benefits paid | | (576,498) | — |
| Curtailment | | — | (1,028,063) |
| Settlement | | — | (1,151,599) |
| Projected benefit obligation at end of period | $ | — | 576,498 |
| Change in plan assets: | | | |
| Fair value of plan assets at beginning of period | $ | 576,498 | 1,493,849 |
| Actual return on plan assets | | — | 114,439 |
| Benefits paid | | (576,498) | — |
| Settlement | | — | (1,031,790) |
| Fair value of plan assets at end of period | $ | — | 576,498 |

The components of net pension expense (recovery) for the years ended September 30, 2000 and 1999 are as follows:

| | | 2000 | 1999 |
|---|---|---|---|
| Service cost for benefits earned during the year | $ | 51,322 | 255,682 |
| Interest cost on projected benefit obligations | | 76,493 | 109,215 |
| Actual return on plan assets | | (114,439) | (99,071) |
| Net amortization and deferral | | (4,610) | (1,164) |
| Curtailment and settlement | | (546,740) | — |
| Net pension (recovery) expense | $ | (537,974) | 264,662 |
| Assumptions used to determine the actuarial present value of the accumulated and projected benefit obligations were: | | | |
| Discount rate | | 7.75% | 7.75 |
| Expected long-term rate of return on assets | | 8.00 | 8.00 |
| Rate of increase in future compensation levels | | N/A | 4.50 |

The Company has a 401(k) Profit Sharing Plan and Trust (Plan) which covers substantially all of its employees. Charter Financial Corporation may match up to 50% of employee contributions to the Plan, up to 8% of employee compensation, and may make additional discretionary contributions. The Company made contributions to the Plan of $228,531, $96,934, and $27,040 in 2001, 2000, and 1999, respectively.

During 1996, the Company implemented a short-term incentive plan which covers substantially all employees. The Company also implemented a long-term incentive plan which covers key employees and is based on the Company's comprehensive earnings, as defined. For the years ended September 30, 2001, 2000, and 1999, the Company expensed $1,023,783, $946,027, and $830,325, respectively, related to the incentive plans.

## (16) Commitments and Contingent Liabilities

In the normal course of business, the Company is party (both as plaintiff and defendant) to certain matters of litigation. In the opinion of management and counsel, none of these matters should have a material adverse effect on the Company's financial position.

## (17) Fair Value of Financial Instruments

SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments.

### *(a) Cash and Cash Equivalents*

The carrying amount approximates fair value because of the short maturity of these instruments.

### (b) *Investments and Mortgage-Backed Securities and Collateralized Mortgage Obligations Available for Sale*

The fair value of investments and mortgage-backed securities and collateralized mortgage obligations available for sale is estimated based on bid quotations received from securities dealers.

The following table presents the fair value at September 30, 2001 and 2000:

| | 2001 | 2000 |
|---|---|---|
| Freddie Mac common stock and other equity securities | $ 302,623,174 | 251,660,938 |
| Investment securities | — | 13,882,374 |
| Mortgage-backed securities and collateralized mortgage obligations | 326,613,736 | 367,707,904 |
| Federal Home Loan Bank stock | 11,587,500 | 12,587,500 |
| | $ 640,824,410 | 645,838,716 |

### (c) *Loans Receivable*

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type. The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit risk inherent in the loan. The estimate of maturity is based on the Company's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of the current economic and lending conditions.

Fair value for significant non-performing loans is based on recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

The following table presents information for loans at September 30, 2001 and 2000:

| | | 2001 | | 2000 | |
|---|---|---|---|---|---|
| | | Carrying amount | Estimated fair value | Carrying amount | Estimated fair value |
| 1–4 family residential real estate | $ | 129,222,817 | 129,840,513 | 152,821,962 | 150,438,834 |
| Commercial real estate | | 61,225,358 | 63,919,492 | 60,837,874 | 59,889,168 |
| Commercial other | | 6,818,800 | 6,846,956 | 8,986,583 | 8,698,016 |
| Real estate construction loans | | 9,143,023 | 9,154,254 | 7,138,418 | 7,027,102 |
| Other loans | | 23,536,627 | 23,728,414 | 29,914,580 | 30,169,131 |
| Unamortized loan origination (fees) costs, net | | (66,025) | (66,025) | 113,317 | 113,317 |
| Allowance for loan losses | | (5,289,778) | (5,289,778) | (6,346,001) | (6,346,001) |
| | $ | 224,590,822 | 228,133,826 | 253,466,733 | 249,989,567 |
| Loans held for sale | $ | 1,299,913 | 1,300,000 | 832,526 | 839,000 |

### *(d) Mortgage Servicing Rights*

The fair value of mortgage servicing rights approximates its carrying value due to the Company's evaluation of the underlying loan portfolio and subsequent adjustment for loan prepayments and other market conditions.

### *(e) Deposits*

Under SFAS No. 107, the fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits, savings, NOW accounts, and money market and checking accounts, is equal to the amount payable on demand as of September 30, 2001 and 2000. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The following table presents information for deposits at September 30, 2001 and 2000:

| | | 2001 | | 2000 | |
|---|---|---|---|---|---|
| | | Carrying amount | Estimated fair value | Carrying amount | Estimated fair value |
| Demand, NOW, and money market accounts | $ | 43,778,812 | 43,778,812 | 33,462,598 | 33,462,598 |
| Savings deposits | | 10,313,336 | 10,313,336 | 8,386,160 | 8,386,160 |
| Time deposits | | 146,262,819 | 148,911,391 | 232,521,885 | 233,066,063 |
| | $ | 200,354,967 | 203,003,539 | 274,370,643 | 274,914,821 |

### *(f) Borrowings*

The fair value of the Company's borrowings is estimated based on the discounted value of contractual cash flows. The discount rate is estimated using rates quoted for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The following presents information for borrowings at September 30, 2001 and 2000:

| | | 2001 | | 2000 | |
|---|---|---|---|---|---|
| | | Carrying amount | Estimated fair value | Carrying amount | Estimated fair value |
| Federal Home Loan Bank advances | $ | 211,750,000 | 224,721,988 | 234,750,000 | 233,557,186 |
| Securities sold under agreements to repurchase | | 97,674,000 | 97,674,000 | 117,468,500 | 117,468,500 |
| | $ | 309,424,000 | 322,395,988 | 352,218,500 | 351,025,686 |

### *(g) Accrued Interest and Dividends Receivable and Payable*

The carrying amount of accrued interest and dividends receivable and payable approximate their fair values (see notes 8 and 12).

### *(h) Commitments*

The fair value of commitments to extend credit to fund home equity, real estate construction, and real estate mortgage loans is immaterial because the underlying interest rates on such commitments approximate market rates.

### *(i) Limitations*

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-and-off balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax liabilities and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

## (18) Regulatory Matters

The Company is required to maintain noninterest-bearing cash reserve balances. The aggregate average cash reserve balances maintained at September 30, 2001 and 2000 to satisfy the regulatory requirement were $600,124 and $512,634, respectively.

Under Office of Thrift Supervision regulations, the Company is required to measure its interest rate risk and maintain the interest rate risk within limits the Company establishes. Based on its asset/liability structure at September 30, 2001, the Company's earnings may be negatively impacted if interest rates fall significantly.

Under provisions of the Financial Institutions Reform, Recovery, and Enforcement Act ("FIRREA") of 1989, the Company is required to meet certain core, tangible, and risk-based capital ratios. The regulations require institutions to have a minimum regulatory tangible capital ratio equal to 1.5% of total assets, a minimum 3% core capital ratio, and 8% risk-based capital ratio.

The Federal Deposit Insurance Corporation Improvement Act ("FDICIA") was signed into law on December 19, 1991. Regulations implementing the prompt corrective action provisions of FDICIA became effective on December 19, 1992. In addition to the prompt corrective action requirements, FDICIA includes significant changes to the legal and regulatory environment for insured depository institutions, including reductions in insurance coverage for certain kinds of deposits, increased supervision by the Federal regulatory agencies, increased reporting requirements for insured institutions, and new regulations concerning internal controls, accounting, and operations.

The prompt corrective action regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." Institutions categorized as "undercapitalized" or worse are subject to certain restrictions, including the requirement to file a capital plan with its primary Federal regulator, prohibitions on the payment of dividends and management fees, restrictions on executive compensation, and increased supervisory monitoring, among other things. Other restrictions may be imposed on the institution either by its primary Federal regulator or by the FDIC, including requirements to raise additional capital, sell assets, or sell the entire institution. Once an institution becomes "critically undercapitalized," it must generally be placed in receivership or conservatorship within 90 days.

To be considered "adequately capitalized," an institution must generally have a leverage ratio of at least 4%, a Tier 1 risk-based capital ratio of at least 4%, and a total risk-based capital ratio of at least 8%. An institution is deemed to be "critically undercapitalized" if it has a tangible equity ratio of 2% or less.

As of September 30, 2001, the most recent notification from the OTS categorized CharterBank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, CharterBank must maintain minimum total risk-based, Tier 1 risk-based and core/leverage ratios as set forth in the following table. Management is not aware of the existence of any conditions or events occurring subsequent to September 30, 2001 which would affect CharterBank's well-capitalized classification.

The table of compliance with minimum capital requirements for CharterBank, prior to the reorganization, is presented below at September 30, 2001 and 2000 (in thousands):

| | | 2001 | | | |
|---|---|---|---|---|---|
| | | **Tangible capital** | **Core/ leverage capital** | **Tier I risk-based capital** | **Total risk-based capital** |
| Total equity | $ | 253,200 | 253,200 | 253,200 | 253,200 |
| General valuation allowances | | — | — | — | 4,741 |
| Allowable unrealized gains | | — | — | — | 51,987 |
| Accumulated comprehensive income | | (196,472) | (196,472) | (196,472) | (196,472) |
| Regulatory capital | $ | 56,728 | 56,728 | 56,728 | 113,456 |
| Total assets | $ | 921,020 | 921,020 | 921,020 | 921,020 |
| Regulatory total assets | $ | 601,035 | 601,035 | | |
| Risk-weighted assets | | | | 378,934 | 378,934 |
| Capital ratio | | 9.44% | 9.44 | 14.97 | 29.94 |
| Regulatory capital category: | | | | | |
| Adequately capitalized or minimum FIRREA requirement equal to or greater than | | 1.50% | 3.00 | N/A | 8.00 |
| Capital exceeding requirement | $ | 47,712 | 38,697 | N/A | 83,141 |
| Adequately capitalized or minimum FDICIA requirement equal to or greater than | | | 4.00% | 4.00 | 8.00 |
| Capital exceeding requirement | | | $ 32,687 | 41,571 | 83,141 |
| Well capitalized, equal to or greater than | | | 5.00% | 6.00 | 10.00 |
| Capital exceeding requirement | | | $ 26,676 | 33,992 | 75,563 |

**CHARTER FINANCIAL CORPORATION**
**AND SUBSIDIARIES**

Notes to Consolidated Financial Statements

September 30, 2001 and 2000

| | 2000 | | | |
|---|---|---|---|---|
| | Tangible capital | Core/ leverage capital | Tier I risk-based capital | Total risk-based capital |
| Total equity | $ 204,527 | 204,527 | 204,527 | 204,527 |
| General valuation allowances | — | — | — | 4,905 |
| Allowable unrealized gains | — | — | — | 46,794 |
| Accumulated comprehensive income | (152,828) | (152,828) | (152,828) | (152,828) |
| Regulatory capital | $ 51,699 | 51,699 | 51,699 | 103,398 |
| Total assets | $ 942,687 | 942,687 | 942,687 | 942,687 |
| Regulatory total assets | $ 690,412 | 690,412 | | |
| Risk-weighted assets | | | $ 390,982 | 390,982 |
| Capital ratio | 7.49% | 7.49 | 13.22 | 26.45 |
| Regulatory capital category: | | | | |
| Adequately capitalized or minimum FIRREA requirement equal to or greater than | 1.50% | 3.00 | N/A | 8.00 |
| Capital exceeding requirement | $ 41,343 | 30,987 | N/A | 72,119 |
| Adequately capitalized or minimum FDICIA requirement equal to or greater than | | 4.00% | 4.00 | 8.00 |
| Capital exceeding requirement | | $ 24,083 | 36,060 | 72,119 |
| Well capitalized, equal to or greater than | | 5.00% | 6.00 | 10.00 |
| Capital exceeding requirement | | $ 17,178 | 28,240 | 64,300 |

## (19) Lease Commitments

The Company assumed leases of a branch facility and parking lot in connection with the Citizens National Bank acquisition. The leases are from a partnership in which a Company executive, a Board Member, and other related parties are partners. The facility lease expires July 31, 2008 and the parking lot lease expired as of January 31, 1998. The parking lot lease is presently being paid month-to-month and is in the process of being renewed. During the years ended September 2001 and 2000, lease expense relating to these leases was $86,304 and $40,000, respectively.

Future minimum lease payments for the branch facility lease are as follows:

| | | |
|---|---|---|
| 2002 | $ | 48,804 |
| 2003 | | 47,604 |
| 2004 | | 47,604 |
| 2005 | | 47,604 |
| 2006 | | 47,604 |
| Thereafter | | 95,208 |
| | $ | 334,428 |

**(20) Formation of Insurance Subsidiary**

On November 30, 2000, the Company capitalized its wholly owned insurance subsidiary with a capital contribution of $450,000. Operations commenced in December 2000.

The following represents condensed financial information of the insurance subsidiary – Charter Insurance Company.

Condensed Balance Sheet

| **Assets** | | **September 30, 2001** |
|---|---|---|
| Cash | $ | 426,357 |
| Interest-bearing deposits in other banks | | 6,943 |
| Other assets | | 1,579 |
| | $ | 434,879 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities – accrued expenses | $ | 19,899 |
| Stockholder's equity: | | |
| Common stock | | 1,000 |
| Additional paid-in capital | | 449,000 |
| Accumulated deficit | | (35,020) |
| Total stockholder's equity | | 414,980 |
| | $ | 434,879 |

## CHARTER FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2001 and 2000

Condensed Statement of Income

| | | Period ended September 30, 2001 |
|---|---|---|
| Income: | | |
| Interest income | $ | 13,675 |
| Other income | | 1,885 |
| Total operating income | | 15,560 |
| Expenses: | | |
| Professional fees | | 49,056 |
| Other operating expense | | 1,524 |
| Total operating expenses | | 50,580 |
| Net loss | $ | (35,020) |

Condensed Statement of Cash Flows

| | | Period ended September 30, 2001 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ | (35,020) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Increase in other assets | | (1,579) |
| Increase in other liabilities | | 19,899 |
| Net cash used in activities | | (16,700) |
| Cash flows from financing activities – capital contribution | | 450,000 |
| Net increase in cash | | 433,300 |
| Cash and cash equivalents at beginning of period | | — |
| Cash and cash equivalents at end of period | $ | 433,300 |

## (21) Subsequent Event

On October 16, 2001, CharterBank completed a reorganization into a two-level holding company structure with a sale of 20% of the stock of the mid-tier holding company – Charter Financial Corporation. CharterBank converted its charter into a mutual holding company charter and changed its name to First Charter, MHC which then contributed all its assets except $100,000 cash and 400,000 shares of Freddie Mac common stock to a newly formed mid-tier holding company, Charter Financial Corporation, in exchange for 80% of the stock in Charter Financial Corporation. Charter Financial Corporation sold 20% of its stock in a minority stock offering for net proceeds of $37,219,398 ($19,978,915 of which had been received by September 30, 2001 and included in offering proceeds in escrow), including proceeds for 317,158 shares purchased by Charter Financial Corporation for its Employee Stock Ownership Plan (ESOP). Charter Financial Corporation then contributed 2,555,000 shares of Freddie Mac common stock, 50% of the net proceeds of the offering and the banking assets and liabilities to its newly formed, wholly owned thrift subsidiary, CharterBank. Charter Financial Corporation also contributed 400,000 shares of Freddie Mac common stock to its wholly owned insurance subsidiary, Charter Insurance Company. Charter Financial Corporation retained the stock of Charter Insurance Company, 1,700,000 shares of Freddie Mac common stock, and 50% of the net proceeds of the stock offering. Management believes that CharterBank has continued its classification as "well capitalized" under the regulatory framework for prompt corrective action, following this reorganization.

The consolidated financial statements of Charter Financial Corporation and subsidiaries reflect the assets and liabilities transferred to the Company in the reorganization. Specifically, historical financial information is that of the predecessor entity, CharterBank and subsidiary, adjusted to retroactively reflect the transfer of the 400,000 shares of Freddie Mac common stock and the $100,000 in cash to First Charter, MHC. Operating data has also been retroactively adjusted for such effects; furthermore, for the years ended September 30, 2001, 2000, and 1999, the Company has reflected the retention of the net capital resulting from the dividend income on such 400,000 shares of Freddie Mac common stock, net of income taxes, as contributed capital in its equity.

**CHARTER FINANCIAL CORPORATION**
**AND SUBSIDIARIES**

Notes to Consolidated Financial Statements

September 30, 2001 and 2000

The following table represents the pro forma adjustments to reflect the reorganization of Charter Financial Corporation and subsidiaries:

| | Balance at September 30, 2001 | Pro forma adjustments | Pro forma balance after reorganization |
|---|---|---|---|
| Assets: | | | |
| Cash and cash equivalents | $ 16,128,724 | 14,068,903 | 30,197,627 |
| Freddie Mac common stock and other equity securities | 302,623,174 | — | 302,623,174 |
| Mortgage-backed securities and collateralized mortgage obligations available for sale | 326,613,736 | — | 326,613,736 |
| Loans receivable, net | 224,590,822 | — | 224,590,822 |
| Other assets | 24,963,469 | — | 24,963,469 |
| Total assets | $ 894,919,925 | 14,068,903 | 908,988,828 |
| Liabilities: | | | |
| Deposits | $ 200,354,967 | — | 200,354,967 |
| Borrowings | 309,424,000 | — | 309,424,000 |
| Deferred income taxes | 112,378,627 | — | 112,378,627 |
| Offering proceeds in escrow | 19,978,915 | (19,978,915) | — |
| Other liabilities | 15,867,591 | — | 15,867,591 |
| Total liabilities | 658,004,100 | (19,978,915) | 638,025,185 |
| Equity: | | | |
| Common stock | — | 198,224 | 198,224 |
| Additional paid-in capital | — | 37,021,174 | 37,021,174 |
| Unearned compensation – ESOP | — | (3,171,580) | (3,171,580) |
| Retained earnings | 56,058,287 | — | 56,058,287 |
| Accumulated other comprehensive income | 180,857,538 | — | 180,857,538 |
| Total equity | 236,915,825 | 34,047,818 | 270,963,643 |
| Total liabilities and equity | $ 894,919,925 | 14,068,903 | 908,988,828 |

The following represents the pro forma balance sheet of First Charter, MHC to reflect the reorganization:

| | Pro forma balance after reorganization |
|---|---|
| Assets: | |
| Cash and cash equivalents | $ 100,000 |
| Freddie Mac common stock | 26,000,000 |
| Investment in Charter Financial Corporation | 270,963,643 |
| Total assets | $ 297,063,643 |
| Liabilities – deferred income taxes | $ 9,816,141 |
| Minority interest | 54,192,729 |
| Equity: | |
| Retained earnings | 56,727,870 |
| Contributed capital | 16,026,597 |
| Accumulated other comprehensive income | 160,300,306 |
| Total equity | 233,054,773 |
| Total liabilities and equity | $ 297,063,643 |



303 Peachtree Street, N.E.
Suite 2000
Atlanta, GA 30308

# Independent Auditors' Report

The Board of Directors
Charter Financial Corporation:

We have audited the accompanying consolidated statements of assets and liabilities transferred in reorganization of Charter Financial Corporation and subsidiaries (the "Company") as of September 30, 2001 and 2000, and the related consolidated statements of income and comprehensive income relating to assets and liabilities transferred in reorganization, changes in equity transferred in reorganization, and cash flows of assets and liabilities transferred in reorganization for each of the years in the three-year period ended September 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Charter Financial Corporation and subsidiaries as of September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

November 16, 2001
Atlanta, Georgia



# MANAGEMENT' S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements presented in this Annual Report have been prepared with integrity and objectivity and are the responsibility of the management of Charter Financial. These consolidated financial statements have been prepared in conformity with generally accepted accounting principles and properly reflect certain estimates and judgments based upon the best available information.

Charter Financial maintains a system of internal accounting controls, which is supported by an internal audit program and is designed to provide reasonable assurance at an appropriate cost, that Charter Financial assets are safeguarded and transactions are properly recorded. This system is continually reviewed and modified in response to changing business conditions and operations and as a result of recommendations by the external and internal auditors. In addition, Charter Financial has distributed to all employees its policies for conducting business affairs in a lawful and ethical manner.

The consolidated financial statements of Charter Financial have been audited by KPMG LLP, independent auditors. Their accompanying report is based upon an audit conducted in accordance with generally accepted auditing standards, including the related review of internal accounting controls and financial reporting matters.

The Audit Committee of the Board of Directors consisting solely of outside Directors meets periodically with the independent auditors, the internal auditors and representatives of management to discuss auditing and financial reporting matters. The Audit Committee operates under a written charter approved by The Board of Directors. The Audit Committee, acting on the behalf of the stockholders maintains an ongoing appraisal of the internal accounting controls, the activities of the outside auditors and internal auditors and the financial condition of Charter Financial. Both Charter Financial's independent auditors and the internal auditors have free access to the Audit Committee.



John W Johnson, Jr.
Chairman of the Board



Robert L Johnson
President and Chief Executive Officer



Curtis R Kollar
Chief Financial Officer



Jane Darden
Chairman of the Audit Committee

# BOARD OF DIRECTORS

| | |
|---|---|
| John W. Johnson, Jr.* | Jane W. Darden |
| Robert L. Johnson | R. Terry Taunton |
| William B. Hudson | David Z. Cauble, III |
| Thomas M. Lane | |

* Denotes Chairman of the Board

# EXECUTIVE OFFICERS OF CHARTER FINANCIAL AND CHARTERBANK

| | |
|---|---|
| John W. Johnson, Jr. | Chairman |
| Robert L. Johnson | President and Chief Executive Officer |
| William C. Gladden | Vice President and Secretary |
| Curtis R. Kollar | Chief Financial Officer |
| Lee Washam | Executive Vice President-CharterBank |

# Shareholder Information

Our common stock is listed on the Nasdaq National Market System for the Nasdaq Stock Market under the symbol "CHFN." First Charter, MHC owns 15,857,924 shares, or 80% of our outstanding common stock. At October 16, 2001, there were 19,822,405 shares of common stock issued and outstanding, and there were approximately 500 holders of record. The price range for the common stock for the period from the issue date of October 16, 2001 to December 31, 2001 was as follows:

| Period | High | Low | Dividend |
|---|---|---|---|
| October 16, 2001-December 31,2001 | $18.30 | $10.00 | — |

The stock price information set forth above has been provided by the National Association of Securities Dealers, Inc. High, low, and closing prices and daily trading volumes are reported in most major newspapers.

Although no decision has been made regarding the payment of dividends, we will consider a policy of paying quarterly cash dividends on our common stock in the future. The payment of dividends will be subject to determination by our board of directors, which will take into account, among other factors, our financial condition, results of operations, tax considerations, industry standards, economic conditions and regulatory restrictions that affect the payment of dividends by CharterBank to Charter Financial. We cannot guarantee that we will pay dividends or that, if paid, that we will not reduce or eliminate dividends in the future.

If Charter Financial pays dividends to its stockholders, it will be required to pay dividends to First Charter, MHC, unless First Charter, MHC elects to waive dividends. We currently anticipate that First Charter, MHC will waive dividends paid by Charter Financial. Any decision to waive dividends will be subject to regulatory approval.

Charter Financial will not be subject to Office of Thrift Supervision regulatory restrictions on the payment of dividends. The source of payment of any dividends paid will initially come from Charter Financial's proceeds retained in the offering and dividend income on Charter Financial's 1,700,000 shares of Freddie Mac common stock. Our ability to pay dividends will also depend on how much of our common stock we may repurchase and upon the amount of funds available from CharterBank, which must provide the Office of Thrift Supervision with 30 days notice of its intention to make a capital distribution to Charter Financial. Office of Thrift Supervision regulations may also limit, in certain circumstances, CharterBank's ability to make capital distributions.

**Investor Relations**
Investor Relations
Charter Financial Corporation
Box 472
West Point, Ga. 31833
www.charterbank.net
(available June 2002)
706-645-3202

**Independent Accountants**
KPMG LLP
303 Peachtree St NE
Suite 2000
Atlanta, GA. 30308
www.kpmg.com

**Stock TransferAgent:**
American Stock Transfer
59 Maiden Lane
Plaza Level
New York, NY 10038
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info@amstock.com
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Charter Financial
CORPORATION


Charter
BANK
Solid Solutions We're Building Together

600 Third Ave.
West Point, GA 31833
706.645.1391

www.charterbank.net
Nasdaq: CHFN